Notice of Annual Meeting of Shareholders
and Availability of Investor Materials

Date: Wednesday, May 6, 2020

Time: 10:00 a.m.

Place: Norbord Inc., Suite 600, 1 Toronto Street, Toronto, Ontario M5C 2W4

Business of the Meeting

1.	To receive the annual consolidated financial statements for the year ended December 31, 2019 and the auditor’s report on those statements (see Section III.1 of the Management Proxy Circular (the Circular));

2.	To elect Directors (see Section III.2 of the Circular);

3.	To appoint auditors and to authorize the Directors to fix their remuneration (see Section III.3 of the Circular); and

4.	To consider and approve, on an advisory basis, a resolution accepting the Company’s approach to executive compensation (see Section III.4 of the Circular).

We will also consider other business that may properly come before the meeting or any adjournment or postponement thereof. You have the right to receive notice of, and to vote at, the annual meeting if you are a Norbord Inc. shareholder at 5:00 p.m. (Toronto time) on March 9, 2020. The Circular provides additional information relating to the matters to be dealt with at the meeting.

A live webcast of the meeting will be available and can be accessed via www.norbord.com or www.newswire.ca.

Shareholders are entitled to vote at the meeting either in person or by proxy. This notice and Section II of the Circular tells you how to exercise your right to vote your shares.

In light of the unprecedented health impact of the coronavirus outbreak (COVID-19) and in consideration of the health and safety of our shareholders, colleagues and the broader community, we encourage shareholders to vote in advance by completing and submitting a proxy (or voting instruction form) and view the live webcast of this year’s meeting instead of attending in person. Norbord intends to allow shareholders to submit questions in advance of the meeting and will provide details on its website, www.norbord.com, in advance of the meeting.

Notice and Access

The Company is using the notice and access procedure (Notice and Access) adopted by the Canadian Securities Administrators for the delivery of the Circular, annual consolidated financial statements and related management’s discussion and analysis (MD&A) (collectively, the Meeting Materials). Under Notice and Access, you are still entitled to receive a form of proxy (or voting instruction form) enabling you to vote at the annual meeting. However, instead of receiving paper copies of the Meeting Materials, shareholders receive this notice of meeting which contains information about how to access the Meeting Materials electronically. The principal benefit of Notice and Access is to reduce costs and the environmental impact of producing and distributing large quantities of paper documents. Shareholders who have consented to electronic delivery of materials by filling out the last part of the form of proxy may receive this notice of meeting in an electronic format.

The Circular and form of proxy (or voting instruction form) provide additional information concerning the matters to be dealt with at the meeting. Shareholders are reminded to review all information contained in the Meeting Materials prior to voting.

For more information about Notice and Access procedures, please call AST Trust Company (Canada) toll-free at 1-888-433-6443.

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Websites Where Meeting Materials Are Posted

The Meeting Materials are available on the following notice and access webhosting site by AST Trust Company (Canada): www.meetingdocuments.com/astca/osb. The Meeting Materials are also available on the Company’s website, www.norbord.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov/edgar.shtml.

How to Obtain Paper Copies of Meeting Materials

All shareholders may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date that the Meeting Materials are posted on the Company’s website, and such requests may be made by calling AST Trust Company (Canada) toll-free at 1-888-433-6443 or by e-mail to fulfilment@astfinancial.com.

Requests must be received by 10:00 a.m. (Toronto time) on Tuesday, April 28, 2020 if you would like to receive the Meeting Materials in advance of the voting deadline and date of the annual meeting.

Voting

Registered Shareholders

Registered shareholders can attend and vote in person at the meeting by registering with AST Trust Company (Canada) on the day of the meeting. Registered shareholders can also vote by proxy up to 24 hours prior to the time of the meeting, as follows:

1.	By telephone: 1-888-489-5760.

2.	By the Internet: www.astvotemyproxy.com.

3.	By mail: return in the envelope provided, or in one addressed to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile to 416-368-2502, or toll-free to 1-866-781-3111.

4.	By e-mail: proxyvote@astfinancial.com.

Non-registered Shareholders

In most cases, a non-registered shareholder will receive a voting instruction form requesting voting instructions. Voting instruction forms include instructions on how to vote by telephone, fax or mail, or by the Internet, and how the non-registered shareholder may attend and vote at the meeting in person (or have another person attend and vote on his or her behalf).

Less frequently, a non-registered shareholder will receive a form of proxy that has already been signed by the intermediary (typically a facsimile, stamped signature) that is restricted as to the number of shares beneficially owned by the non-registered shareholder but is otherwise incomplete. Such a non-registered shareholder should complete the form of proxy and deposit it as set out in “Execution and Deposit of Proxy” on page 8 of this Circular in order to vote.

If a non-registered shareholder who has received a form of proxy wishes to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must strike out the names of the persons in the proxy and insert the non-registered shareholder’s (or other such person’s) name in the blank space provided.

Non-registered shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

By order of the Board of Directors,

/s/ Tracy Connelly McGilley
TRACY CONNELLY MCGILLEY

General Counsel & Corporate Secretary

Toronto, Ontario

March 9, 2020

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SECTION IV – Executive COMPENSATION DISCUSSION AND ANALYSIS	27
Compensation Philosophy	27
Human Resources Committee	27
Named Executive Officers	29
Executive Compensation Programs and Administration	29
Compensation Advice and Benchmarking	30
Compensation Programs	31
1. Base Salary	32
2. Bonus	33
3. Long-term Incentives	34
Stock Option Plan	34
Stock Option Plan Amendment Process	35
Stock Option Plan Grants	36
Restricted Stock Unit Plan	36
Management Deferred Common Share Unit Plan	37
Employee Share Savings Plan	37
4. Benefits	37
5. Pension	38
Named Executive Officer Share Ownership	39
Performance and Compensation of President and Chief Executive Officer	40
Performance and Compensation of Other Named Executive Officers	43
Performance Graph	43
Compensation Information	44
Summary Compensation Table	44
Option-based and Share-based Awards	45
Incentive Plan Awards	45
Securities Authorized for Issuance Under Equity Compensation Plans	46
Pension Plan Benefits	47
Termination and Change of Control Provisions	48
SECTION V – DIRECTOR COMPENSATION	50
Non-employee Director Compensation	50
Non-employee Director Fees	50
Non-employee Director Share Ownership	53
SECTION VI – CORPORATE GOVERNANCE	55
Corporate Governance Practices	55
Roles of the Board of Directors, Chair and Lead Director	55
Meetings of the Board	56
Composition and Size of the Board	56
Committees of the Board	57
Board, Committee and Director Evaluation	59
Norbord Management	59
Role of President and CEO	60
Board Information	60
Orientation and Continuing Education	60
Board Renewal	61
Diversity	61
Communications Policy	63
Code of Business Conduct	63
Anti-hedging and Anti-monetization Policy	64
Board of Directors’ Approval	64
Appendix A: Board of Directors – Terms of Reference	65

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Section I – General Information

This Management Proxy Circular (the Circular) is supplied in connection with the solicitation of proxies by the management of Norbord Inc. (the Company or Norbord) for use at its annual meeting of shareholders to be held at the head office of Norbord Inc., Suite 600, 1 Toronto Street, Toronto, Ontario M5C 2W4, on Wednesday, May 6, 2020, at 10:00 a.m. (local time) for the purposes outlined in this Circular under Section III – Business of the Meeting.

Date of Information

The information contained in this Circular is current as at March 9, 2020, unless otherwise stated.

Currency

All dollar amounts in this Circular are in Canadian dollars, unless otherwise specified.

Common Shares Outstanding

The number of common shares outstanding as at March 9, 2020 is 81,526,577. These common shares trade under the symbol OSB on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Notice and Access

This Circular and associated materials for the meeting (collectively, the Meeting Materials) are being sent to both registered and non-registered holders of the Company’s common shares using Notice and Access, the delivery procedures that allow Norbord to send shareholders paper copies of a notice of meeting and form of proxy (or voting information form) while providing shareholders access to electronic copies of the Meeting Materials over the Internet or to receive paper copies of the Meeting Materials if they so request within the prescribed time periods. For more information, please refer to the notice of meeting delivered to you.

Voting Shares and Principal Shareholders

Each registered holder of common shares on March 9, 2020 (the Record Date) will be entitled, either in person or by proxy, to one vote for each common share held on all matters to come before the meeting or any adjournment thereof.

To the knowledge of the Directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of all common shares, except for the following:

As at March 9, 2020, Brookfield Asset Management Inc. (Brookfield) and its controlled affiliates owned 34,787,535 common shares, representing approximately 43% of the Company’s outstanding common shares.

Brookfield is a publicly-traded company incorporated in Ontario, Canada with Class A Limited Voting Shares (Class A Shares) listed on the TSX and the NYSE. Brookfield’s major shareholders are Partners Limited (Partners) and Partners’ 49%-owned affiliate, Partners Value Investments LP. The shareholders of Partners, directly and indirectly, consist of current senior executives and Directors of Brookfield and its affiliates, as well as a limited number of former senior executives. The shareholders of Partners collectively own, directly or indirectly, exercise control or direction over, have contractual arrangements, such as options, to acquire or otherwise hold beneficial or economic interests in approximately 20% of the Class A Shares of Brookfield on a fully diluted basis, and a 20% common equity interest in Brookfield. Partners owns all of the Class B Limited Voting Shares of Brookfield which entitles the holder thereof to, among other things, elect one-half of the Directors of Brookfield. Mr. Cockwell, a Director of the Company, is a shareholder and Director of Partners, as well as Brookfield.

As at March 9, 2020, Fidelity Management & Research Company LLC and its controlled affiliates (collectively Fidelity) owned 9,216,857 common shares, representing approximately 11% of the Company’s outstanding common shares.  Fidelity is an institutional investor whose ownership of the Company’s common shares are for investment purposes only and not for the purpose of exercising control or direction over the Company.

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Reporting Concerns

Concerns relating to non-compliance with the Company’s Code of Business Conduct or its accounting practices, internal accounting controls or auditing matters may be directed in confidence to the Chair of Norbord’s Audit Committee as follows:

1. By the Internet

 www.clearviewconnects.com

2. By telephone

North American Hotline	European Hotline
1-866-608-7287	00-800-9643-9643

3. By mail

ClearView Connects™, P.O. Box 11017, Toronto, Ontario M1E 1N0

Shareholder Proposals

The date for submission of shareholder proposals to be included in the Management Proxy Circular for the Company’s 2021 annual meeting of shareholders is December 9, 2020. Proposals must be received at the Company’s head office, at the address below, no later than such date.

Annual Report

Copies of Norbord’s annual report may be obtained by accessing Norbord’s public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, or on Norbord’s website at www.norbord.com/investors/financial-reports.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact the Company by mail at 1 Toronto Street, Suite 600, Toronto, Ontario M5C 2W4; telephone 416-365-0705; fax 416-365-3292; or e-mail info@norbord.com to request copies of the Company’s annual consolidated financial statements and MD&A.

Financial information for the Company’s most recently completed financial year is provided in its annual consolidated financial statements and MD&A, which are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

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Section II – Voting Instructions

Solicitation of Proxies

The management of the Company is soliciting your proxy. Solicitation is being made primarily by regular mail, but may be supplemented by telephone and the Internet, and in person by employees of the Company. The costs of the solicitation will be paid by the Company.

Appointment of Proxyholders

The persons named in the form of proxy are management representatives and Directors and/or officers of the Company. Each shareholder may, by properly marking, executing and depositing the form of proxy, appoint as proxyholder either the persons whose names are printed on the form of proxy or any other person, who need not be a shareholder, by inserting the name of the person in the space provided. The proxyholder may attend and act for the shareholder at the meeting and any adjournment thereof.

Execution and Deposit of Proxy

If a shareholder is an individual, the form of proxy must be executed by the shareholder or a duly authorized attorney of the shareholder. If a shareholder is a corporation, the form of proxy must be executed by a duly authorized officer or attorney of such corporation. Where a form of proxy is executed by an attorney or officer of a corporation, the authorizing documents (or notarized copies thereof) should accompany the form of proxy.

Executed forms of proxy must be deposited not less than 24 hours before the time of the meeting, or in the case of any postponement or adjournment of the meeting, not less than 24 hours before commencement, according to the instructions located on page 9 of this Circular.

Voting of Shares Represented by Management Proxy

Common shares represented by properly executed proxies in favour of the individuals whose names are printed thereon will be voted, or withheld from voting, in accordance with the choice specified in the proxy on any ballot that may be called for, but if no choice is specified, such common shares will be voted as follows:

1.	For the election as Directors of the Company each of the nominees listed on page 11 of this Circular;

2.	For the appointment of KPMG LLP as auditors of the Company, and the authority of the Directors to fix their remuneration; and

3.	For the advisory resolution accepting the Company’s approach to executive compensation.

The person appointed as proxy has discretionary authority to vote on amendments or variations to the matters being voted on, as identified in the notice of annual meeting of shareholders, and any other matters that may properly come before the meeting. At the time of finalizing this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the meeting.

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Registered Shareholders

Registered shareholders hold a paper certificate or a direct registration system (DRS) statement that bears their name.

Registered shareholders can attend and vote in person at the meeting by registering with AST Trust Company (Canada) on the day of the meeting. Registered holders can also vote by proxy up to 24 hours prior to the time of the meeting, as follows:

1.	By telephone

Call 1-888-489-5760 from a touch-tone phone and follow the instructions (only available to residents of Canada or the US). Use the control number located on the proxy form. The proxy form does not need to be returned. Please note that, when voting by telephone, shareholders may not appoint a person as a proxyholder other than the management nominees named in the proxy form.

2.	By the Internet

Go to www.astvotemyproxy.com and follow the on-screen instructions. Use the control number located on the proxy form. The proxy form does not need to be returned.

3.	By mail or fax

Complete, date and sign the proxy form and return it by mail in the envelope provided, or in one addressed to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile to 416-368-2502 or toll-free 1-866-781-3111.

4.	By e-mail

Complete, date and sign the proxy form and send a scanned copy by e-mail to proxyvote@astfinancial.com.

Non-registered Shareholders

Non-registered (or beneficial) shareholders hold their shares through a bank, trust company, securities broker or other intermediary.

In most cases, a non-registered shareholder will receive a voting instruction form requesting voting instructions. Voting instruction forms include instructions on how to vote by telephone, fax or mail, or by the Internet, and how the non-registered shareholder may attend and vote at the meeting in person (or have another person attend and vote on his or her behalf).

Less frequently, a non-registered shareholder will receive a form of proxy that has already been signed by the intermediary (typically a facsimile, stamped signature) that is restricted as to the number of shares beneficially owned by the non-registered shareholder but is otherwise incomplete. Such a non-registered shareholder should complete the form of proxy and deposit it as set out in “Execution and Deposit of Proxy” on page 8 of this Circular in order to vote.

If a non-registered shareholder who has received a form of proxy wishes to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must strike out the names of the persons in the proxy and insert the non-registered shareholder’s (or other such person’s) name in the blank space provided.

Non-registered shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

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Right of Revocation

A shareholder who has given a proxy has the power to revoke it in regard to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy and may do so:

1.	By voting again in any manner (telephone, Internet, mail, fax or e-mail); or

2.	By depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder’s attorney, authorized in writing to AST Trust Company (Canada); or to the registered office of Norbord Inc., 1 Toronto Street, Suite 600, Toronto, Ontario M5C 2W4 not less than 24 hours before the time of the meeting, or with the Chair of the meeting on the day of the meeting; or any adjournment thereof; or

3.	By any other manner permitted by law.

Non-registered shareholders wishing to revoke a voting instruction form or a waiver of the right to receive Meeting Materials that was given to an intermediary, and to vote, should follow the instructions for revocation provided by such intermediary.

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Section III – Business of the Meeting

1. Annual Report and Financial Statements

Shareholders who completed and returned last year’s card specifically requesting a copy were mailed a copy of the annual report.

The annual consolidated financial statements of the Company for the year ended December 31, 2019 and the auditor’s reports on those statements and internal controls as of December 31, 2019 will be presented at the meeting and shareholders will be given the opportunity to discuss these results with management.

2. Election of Directors

The articles of the Company provide that the Board of Directors (the Board) will consist of a minimum number of eight and a maximum number of 20 Directors. The Board has fixed the number of Directors to be elected at the annual meeting of shareholders at nine. The nominees will be voted on individually and the voting results for each nominee will be publicly disclosed. The individuals named in the form of proxy intend, unless otherwise directed, to vote for the election of a Board of Directors composed of the nine nominees listed below to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed, unless any specified nominee is not available to act as a Director of the Company, in which event a substitute may be nominated.

The nine nominees proposed for election as Directors are:

Jack Cockwell	Paul Houston	Denise Nemchev
Paul Gagné	Marian Lawson	Lori Pearson
Peter Gordon	Colleen McMorrow	Peter Wijnbergen

Mr. Pierre Dupuis is retiring from the Board and will not be standing for re-election at the May 6, 2020 annual meeting of shareholders.

The Board and management of the Company recommend that shareholders vote FOR these nominees. The persons named in the form of proxy intend to vote FOR the election of each of these nominees unless the shareholder specifies that authority to do so is withheld.

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Director Nominees

The Board of Directors has determined that nine Directors are to be nominated for election this year. Seven of the nominees currently serve on the Board. All Directors were elected at the May 2, 2019 annual meeting of shareholders, other than Ms. Lawson and Ms. McMorrow, who are being nominated for the first time at the upcoming meeting.

Further information on non-employee Directors relating to their compensation and share ownership begins on page 50.

JACK COCKWELL Age: 79 Toronto, Ontario Canada Director since 1987 Non-independent

Skills and experience:

•  Board Governance

•  Industry Knowledge/Experience

•  Financial Literacy

•  Analytical Decision-Making

•  Capital Allocation

•  Risks Assessment

•  Mergers, Acquisitions, Divestitures

•  Business Management

•  Strategic Thinking/Managing or Leading Growth

•  Management Development/ Human Resources

•  Chief Executive Officer

Mr. Cockwell is a Director of Brookfield, a global asset manager. Mr. Cockwell was Group Chair of Brookfield from June 2002 to June 2016 and was President and Chief Executive Officer of Brookfield from 1991 to 2002. In January 2016, Mr. Cockwell was named to the Order of Canada for his civic engagement in the areas of education, conservation and history.
Norbord Board and Committees	Meeting Attendance
Board of Directors Environmental, Health and Safety Human Resources (Chair of 1 meeting)(1)	5 of 5 3 of 3 3 of 3
Public Company Directorships in the Past Five Years
• Brookfield Asset Management Inc. (1979 to present) • Teck Resources Limited (2009 to 2017)
Non-Public Company Affiliations in the Past Five Years

• Member of the Board of Governors of Ryerson University (2005 to 2015 and 2016 to present)

• Chairman of Brookfield Partners Foundation (2007 to present)

• Member of the Board of Governors of Trails Youth Initiatives (2010 to present)

• Heritage Governor of the Royal Ontario Museum (2012 to present)

• Director of Waterfront Toronto Corporation (2006 to 2015)

Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(2)
2019 2018 Change	24,128 24,128 –	n/a n/a –	24,128 24,128 –	$457,035 $457,035 –	n/a

Other securities held: Nil
2019 Annual Meeting Results
Votes in Favour	Votes Withheld
47,104,562 – 68.62%	21,544,749 – 31.38%
(1)	Mr. Cockwell ceased to be Chair of the Human Resources Committee on May 2, 2019.
(2)	Mr. Cockwell represents the Company’s principal shareholder, Brookfield, and as such, his Director fees are paid directly to Brookfield and he is exempt from the share ownership guideline.

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PAUL GAGNÉ, CPA, CA Age: 73 Senneville, Québec Canada Director since 2015 Independent

Skills and experience:

•  Board Governance

•  Industry Knowledge/Experience

•  Financial Literacy

•  Analytical Decision-Making

•  Capital Allocation

•  Risks Assessment

•  Mergers, Acquisitions, Divestitures

•  Business Management

•  Regional Knowledge
   (Non-Canadian)

•  Strategic Thinking/Managing or Leading Growth

•  Community Relations

•  Management Development/ Human Resources

•  Chief Executive Officer

•  Safety, Health and Environment

Mr. Gagné, a retired executive, has extensive experience in the natural resource sector and is a Chartered Accountant. Mr. Gagné has several years of executive experience in the forest products industry, including as President and Chief Executive Officer of Avenor Inc. (now part of Resolute Forest Products) and strategy consultant to Kruger Inc., a privately held producer of paper and tissue.
Norbord Board and Committees	Meeting Attendance
Board of Directors Audit Environmental, Health and Safety Human Resources	5 of 5 5 of 5 3 of 3 3 of 3
Public Company Directorships in the Past Five Years
• Textron Inc. (1995 to present) • Wajax Corporation (1996 to 2017) • CAE Inc. (2005 to 2017) • Ainsworth Lumber Co. Ltd. (2011 to 2015)
Non-Public Company Affiliations in the Past Five Years
• Board member of Ste. Anne’s Hospital Foundation (1999 to 2016) • Board member of Asalco Inc. (2002 to 2015)
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline
2019 2018 Change	630 630 –	29,217 24,802 18%	29,847 25,432 17%	$969,503 $795,255 22%	Yes

Other securities held: Nil
2019 Annual Meeting Results
Votes in Favour	Votes Withheld
67,534,335 – 98.38%	1,114,976 – 1.62%

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PETER GORDON Age: 59 Toronto, Ontario Canada Director since 2015 Non-independent Chair

Skills and experience:

• Board Governance

• Industry Knowledge/Experience

• Financial Literacy

• Analytical Decision-Making

• Capital Allocation

• Risks Assessment

• Mergers, Acquisitions, Divestitures

• Business Management

• Marketing/Sales

• Regional Knowledge
(Non-Canadian)

• Strategic Thinking/Managing or Leading Growth

• Community Relations

• Management Development/ Human Resources

• Chief Executive Officer

• Safety, Health and Environment

Mr. Gordon is a Managing Partner at Brookfield. Prior to July 2019, he was Chief Operating Officer of Brookfield’s Private Equity Group, where he was responsible for the financial and operating performance of the Group’s broad portfolio of companies. Mr. Gordon joined Brookfield in April 1998 and has focused on Brookfield’s private equity activities since 2001. He has over 25 years of industrial experience, principally in the mining and forest products industries, having held a number of senior management positions in the Brookfield portfolio companies.

Norbord Board and Committees	Meeting Attendance
Board of Directors (Chair) Corporate Governance and Nominating Environmental, Health and Safety (Chair of 2 meetings)(1) Human Resources	5 of 5 2 of 2 3 of 3 3 of 3

Public Company Directorships in the Past Five Years
• North American Palladium Ltd. (2015 to present) • Ainsworth Lumber Co. Ltd. (2010 to 2015)
Non-Public Company Affiliations in the Past Five Years

• Board member of BRK Ambiental (2017 to present)

• Board member of Unity Health Toronto (2017 to present)

• Advisory Board Member of GrafTech International Ltd. (2015 to 2018)

• Advisory Board Member of MAAX Bath Inc. (2009 to 2016)

Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(2)
2019 2018 Change	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a

Other securities held: Nil
2019 Annual Meeting Results
Votes in Favour	Votes Withheld
52,697,938 – 76.76%	15,951,373 – 23.24%

(1)	Mr. Gordon became Chair of the Environmental, Health and Safety Committee on May 2, 2019.
(2)	Mr. Gordon represents the Company’s principal shareholder, Brookfield, and as such, his Director fees are paid directly to Brookfield and he is exempt from the share ownership guideline.

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PAUL HOUSTON Age: 70 Ashburn, Ontario Canada Director since 2015 Independent Lead Director

Skills and experience:

• Board Governance

• Industry Knowledge/Experience

• Financial Literacy

• Analytical Decision-Making

• Capital Allocation

• Risks Assessment

• Mergers, Acquisitions, Divestitures

• Business Management

• Marketing/Sales

• Regional Knowledge
(Non-Canadian)

• Strategic Thinking/Managing or Leading Growth

• Management Development/
Human Resources

• Chief Executive Officer

• Safety, Health and Environment

Mr. Houston is a retired executive who has served on a number of boards in Canada and the US, most recently with Ainsworth Lumber Co. Ltd. as Lead Director from 2009 to March 2015. Mr. Houston has been Lead Director of Norbord since May 2015. He has over 12 years of CEO experience in a variety of industries, most recently serving as President and Chief Executive Officer of the Alderwoods Group, a $1.2 billion US company. He has also operated businesses in Canada, US and Europe.
Norbord Board and Committees	Meeting Attendance
Board of Directors Audit Corporate Governance and Nominating (Chair) Environmental, Health and Safety Human Resources	5 of 5 5 of 5 2 of 2 3 of 3 3 of 3
Public Company Directorships in the Past Five Years
• Ainsworth Lumber Co. Ltd. (2008 to 2015)
Non-Public Company Affiliations in the Past Five Years
n/a
Norbord Securities Held

Fiscal Year	Common Shares(1)	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline
2019 2018 Change	42,507 30,010 42%	30,907 27,808 11%	73,414 57,818 27%	$1,740,532 $1,278,166 36%	Yes

Other securities held: Nil
2019 Annual Meeting Results
Votes in Favour	Votes Withheld
64,382,140 – 93.78%	4,267,171 – 6.22%

(1)	Mr. Houston purchased an aggregate of 53,101 common shares in February/March 2020 at an acquisition cost of $2,240,966. As of March 9, 2020, Mr. Houston holds 95,608 common shares.

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Marian Lawson, ICD.D Age: 64 Toronto, Ontario Canada New nominee Independent

Skills and experience:

• Board Governance

• Financial Literacy

• Analytical Decision-Making

• Capital Allocation

• Risks Assessment

• Mergers, Acquisitions, Divestitures

• Business Management

• Regional Knowledge
(Non-Canadian)

• Strategic Thinking/Managing/ Leading Growth

• Management Development/ Human Resources

Ms. Lawson is a Corporate Director who recently retired after 32 years with Scotiabank. She was Executive Vice President, Global Head, Financial Institutions and Transaction Banking at Scotiabank from 2014 to 2018. Prior thereto she served in several senior management positions, including Deputy Head of Corporate Banking and Vice President of Internal Audit. She has over 33 years of experience in capital markets, assisting numerous management teams and senior executives in the execution of their strategies. In 2016, she received the Women in Capital Markets Award for Leadership and the Women’s Executive Network, Top 100 Corporate Executive Award.
Norbord Board and Committees	Meeting Attendance
n/a	n/a
Public Company Directorships in the Past Five Years
n/a
Non-Public Company Affiliations in the Past Five Years
• Board member of Canadian Tire Bank (2018 to present) • Board member of 1832 Asset Management LP (a wealth management subsidiary of Scotiabank) (2016 to 2018)
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(1)
2019 2018 Change	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a

Other securities held: Nil
2019 Annual Meeting Results
Votes in Favour	Votes Withheld
n/a	n/a

(1)	If elected at the annual meeting of shareholders, Ms. Lawson will have until May 6, 2025 to meet the share ownership guideline.

Norbord 2020 management proxy circular	17

Colleen McMorrow, FCPA, FCA, ICD.D Age: 63 Oakville, Ontario Canada New nominee Independent

Skills and experience:

• Board Governance

• Financial Literacy

• Analytical Decision-Making

• Risks Assessment

• Business Management

• Strategic Thinking/Managing/

Leading Growth

• Management Development/ Human Resources

Ms. McMorrow is a Corporate Director, including for certain private companies and not-for-profit corporations, and a Chartered Accountant. She was a senior client assurance partner with Ernst & Young LLP (EY), a global professional services firm, until her retirement in 2016. She has more than 35 years of experience in advising audit committees and senior management of public and private global companies. From 2009 to 2016, Ms. McMorrow was the National Director in Canada of EY’s signature Entrepreneur of the Year awards program and the firm’s Growth Markets Leader (high-growth entrepreneurial companies).
Norbord Board and Committees	Meeting Attendance
n/a	n/a
Public Company Directorships in the Past Five Years
• Ether Capital Corporation (2018 to present) • Exco Technologies Limited (2017 to present) • LOGIQ Asset Management (2017 to 2018)
Non-Public Company Affiliations in the Past Five Years
• Board member of Investment Management Corporation of Ontario (2016 to present) • Board member of Plan International Canada Inc. (2015 to present)
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(1)
2019 2018 Change	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a

Other securities held: Nil
2019 Annual Meeting Results
Votes in Favour	Votes Withheld
n/a	n/a

(1)	If elected at the annual meeting of shareholders, Ms. McMorrow will have until May 6, 2025 to meet the share ownership guideline.

Norbord 2020 management proxy circular	18

DENISE NEMCHEV, MBA, B.Sc. Age: 50 Warwick, Rhode Island USA Director since 2018 Independent

Skills and experience:

• Board Governance

• Industry Knowledge/Experience

• Financial Literacy

• Analytical Decision-Making

• Capital Allocation

• Risks Assessment

• Mergers, Acquisitions, Divestitures

• Business Management

• Marketing/Sales

• Research/Product Development

• Regional Knowledge
(Non-Canadian)

• Strategic Thinking/Managing/ Leading Growth

• Management Development/ Human Resources

• Chief Executive Officer

• Safety, Health and Environment

Ms. Nemchev is President and Chief Executive Officer and a Director of tvONE Inc., a manufacturer and engineering company of professional audio and video equipment. Ms. Nemchev was President of the Audio/Video Controls Segment of Nortek Inc., an air management and connectivity and control company in 2014 and was Vice President, Business Transformation from 2013 to 2014. From 2010 to 2013, Ms. Nemchev was Vice President, Product and Strategic Marketing of Stanley Black and Decker, the world’s largest power and hand tool company.
Norbord Board and Committees	Meeting Attendance
Board of Directors Audit Environmental, Health and Safety Human Resources	5 of 5 5 of 5 3 of 3 3 of 3
Public Company Directorships in the Past Five Years
n/a
Non-Public Company Affiliations in the Past Five Years
• Board member of tvONE, Inc. (2016 to present) • Advisory board member of Advancing Workplace Excellence (2006 to present)
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(1)
2019 2018 Change	– – –	3,256 1,192 173%	3,256 1,192 173%	$119,816 $51,305 134%	Pending

Other securities held: Nil
2019 Annual Meeting Results
Votes in Favour	Votes Withheld
67,373,724 – 98.14%	1,275,587 – 1.86%

(1)	Ms. Nemchev was elected a Director on May 2, 2018. She has until May 2, 2023 to meet the share ownership guideline.

Norbord 2020 management proxy circular	19

LORI PEARSON, FCPA, FCA Age: 58 Toronto, Ontario Canada Director since 2019 Non-independent

Skills and experience:

• Board Governance

• Financial Literacy

• Analytical Decision-Making

• Risks Assessment

• Business Management

• Regional Knowledge
(Non-Canadian)

• Strategic Thinking/Managing or Leading Growth

• Community Relations

• Management Development/ Human Resources

Ms. Pearson is a Managing Partner and the Chief Operating Officer at Brookfield. In this role, she is responsible for its asset management operations. Prior to joining Brookfield in 2003, she was head of Human Resources at EY’s Canadian tax practice. Ms. Pearson is a Chartered Accountant and has been named a Fellow by the Chartered Professional Accountants of Ontario, the profession’s highest mark of distinction, to recognize her career achievements, community involvement and the impact she has had on the accounting profession in Ontario.
Norbord Board and Committees	Meeting Attendance
Board of Directors Environmental, Health and Safety Human Resources (Chair of 2 meetings)(1)	3 of 3 2 of 2 2 of 2
Public Company Directorships in the Past Five Years
• n/a
Non-Public Company Affiliations in the Past Five Years
• Vice Chair of Pathways to Education in Canada (Director 2002/Vice Chair 2017 to present) • Board member of Brookfield Foundation (2012 to present)
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(2)
2019 2018 Change	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a

Other securities held: Nil
2019 Annual Meeting Results
Votes in Favour	Votes Withheld
54,105,268 – 78.81%	14,544,043 – 21.19%

(1)	Ms. Pearson became Chair of the Human Resources Committee on May 2, 2019.
(2)	Ms. Pearson represents the Company’s principal shareholder, Brookfield, and as such, her Director fees will be paid directly to Brookfield and she is exempt from the share ownership guideline.

Norbord 2020 management proxy circular	20

PETER WIJNBERGEN Age: 57 Toronto, Ontario Canada Director since 2014 Non-independent

Skills and experience:

• Board Governance

• Industry Knowledge/Experience

• Financial Literacy

• Analytical Decision-Making

• Capital Allocation

• Risks Assessment

• Mergers, Acquisitions, Divestitures

• Business Management

• Marketing/Sales

• Research/Product Development

• Regional Knowledge
(Non-Canadian)

• Strategic Thinking/Managing/ Leading Growth

• Management Development/
Human Resources

• Chief Executive Officer

• Safety, Health and Environment

Mr. Wijnbergen was appointed President and Chief Executive Officer of the Company in 2014. He served as Senior Vice President and Chief Operating Officer from September 2010 to December 2013 and prior thereto held senior leadership positions in operations, strategic planning, sales, marketing and logistics.
Norbord Board and Committees	Meeting Attendance
Board of Directors Mr. Wijnbergen is not a member of any Board committees	5 of 5
Public Company Directorships in the Past Five Years
n/a
Non-Public Company Affiliations in the Past Five Years
n/a
Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline
2019 2018 Change	58,968 50,383 17%	3,529 3,384 4%	62,497 53,767 16%	$2,125,769 $1,808,815 18%	Yes

Other securities held: 575,000 options
2019 Annual Meeting Results
Votes in Favour	Votes Withheld
56,865,171 – 82.83%	11,784,140 – 17.17%

Norbord 2020 management proxy circular	21

Interlocking Directorships

As of the date of this Circular, there are no public company interlocking directorships among Norbord’s Director nominees.

Board Committees

There are four standing committees with specific mandates to assist the Board in carrying out its responsibilities. They are the Audit Committee; the Corporate Governance and Nominating Committee; the Environmental, Health and Safety Committee; and the Human Resources Committee. In addition, from time to time, the Board may establish special committees. The members of the standing committees are:

Audit Committee	Corporate Governance and Nominating Committee	Environmental, Health and Safety Committee	Human Resources Committee
Pierre Dupuis (Chair)	Pierre Dupuis	Jack Cockwell	Jack Cockwell
Paul Gagné	Peter Gordon	Pierre Dupuis	Pierre Dupuis
Paul Houston	Paul Houston (Chair)	Paul Gagné	Paul Gagné
Denise Nemchev		Peter Gordon (Chair)	Peter Gordon
		Paul Houston	Paul Houston
		Denise Nemchev	Denise Nemchev
		Lori Pearson	Lori Pearson (Chair)

In 2015, an Executive Committee of the Board of Directors, consisting of Messrs. Dupuis, Gordon (Chair) and Houston, was formed to monitor the progress of the merger of Ainsworth Lumber Co. Ltd. (Ainsworth) and the Company (the Merger). The Committee continues to meet regularly to monitor the Company’s progress against its strategic objectives and met eight times in 2019.

If elected at the annual meeting, Ms. Lawson and Ms. McMorrow are expected to become members of the Audit, Environmental, Health and Safety, and Human Resources Committees. Mr. Gagné is expected to succeed Mr. Dupuis as Audit Committee Chair and on the Executive Committee. Ms. Lawson is expected to become a member of the Corporate Governance and Nominating Committee.

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Areas of Expertise

Norbord strives to ensure that the Board comprises Directors who possess a broad mix of skills and experience to support the Company’s governance and provide strategic advice to management. The table below lists the key skills and experience the Director nominees bring to the Board. The skills matrix is included in an annual survey completed by members of the Board. The results of the survey are reviewed by the Corporate Governance and Nominating Committee.

Skill or Experience	Jack Cockwell	Paul Gagné	Peter Gordon	Paul Houston	Marian Lawson	Colleen McMorrow	Denise Nemchev	Lori Pearson	Peter Wijnbergen
Board Governance	✓+	✓+	✓	✓	✓	✓	✓	✓	✓
Industry Knowledge/Experience	✓	✓+	✓	✓			✓		✓
Financial Literacy	✓+	✓+	✓	✓	✓	✓+	✓	✓	✓
Analytical Decision-Making	✓	✓	✓	✓	✓	✓	✓	✓	✓
Capital Allocation	✓	✓	✓	✓	✓		✓		✓
Risks Assessment	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers, Acquisitions, Divestitures	✓	✓	✓	✓	✓		✓		✓
Business Management	✓+	✓+	✓	✓+	✓+	✓	✓+	✓	✓
Marketing/Sales			✓	✓			✓+		✓+
Research/Product Development							✓+		✓
Regional Knowledge (Non-Canadian)		US Europe China Japan	US Europe Japan	US Europe Japan	US		US Europe Asia/ Pacific	US	US Europe
Strategic Thinking/Managing/ Leading Growth	✓	✓	✓	✓	✓	✓	✓+	✓	✓
Community Relations		✓	✓					✓
Management Development/Human Resources	✓	✓	✓	✓+	✓+	✓	✓	✓+	✓
Chief Executive Officer	✓	✓	✓	✓			✓		✓
Safety, Health and Environment		✓	✓	✓			✓		✓

✓ = Strong knowledge
✓ + = Expert knowledge

Norbord 2020 management proxy circular	23

Number of Board and Committee Meetings Held

The following is a list of the meetings of the Board and its standing committees held in 2019. The Director attendance records are included in the Director nominees table beginning on page 12.

Meeting	Number of Meetings
Board of Directors	5
Audit Committee	5
Corporate Governance and Nominating Committee	2
Environmental, Health and Safety Committee	3
Human Resources Committee	3

Non-employee Director Compensation

A detailed discussion of Director compensation can be found on page 50 of this Circular.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

The following Directors served as directors of Fraser Papers Inc. (Fraser):

Name	Period Served
Paul Gagné Peter Gordon	2004 to February 2011 2007 to February 2011

In June 2009, Fraser initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act and also filed for protection pursuant to Chapter 15 of the US Bankruptcy Code. As part of its restructuring, Fraser sold all of its operating assets and distributed the proceeds from the sale. Fraser’s common shares were suspended from trading on the TSX on June 23, 2009 and delisted on July 22, 2009. On March 10, 2011, the Ontario Securities Commission issued a cease trade order against Fraser, and on June 23, 2011, Fraser was dissolved.

Corporate Governance

Additional information on Board governance matters can be found in Section VI – Corporate Governance on page 55 and in Appendix A – Board of Directors – Terms of Reference, located on page 65 of this Circular.

Norbord 2020 management proxy circular	24

3. Appointment of Auditors

KPMG LLP has been the Company’s auditors since February 28, 2007.

Auditor Independence

The Audit Committee has received representations from KPMG LLP regarding their independence and has considered the matters described below and other factors in arriving at its determination that KPMG LLP is independent of the Company.

2019 Audit and Recommendation

The Audit Committee has reviewed and discussed the Company’s 2019 annual consolidated financial statements with the management of Norbord, which has primary responsibility for their preparation. KPMG LLP is responsible for expressing an opinion on the Company’s annual consolidated financial statements and the Company’s internal controls over financial reporting. The Audit Committee has reviewed with KPMG LLP the matters that are required to be discussed, including financial statement disclosures, the quality of the Company’s financial reporting and significant accounting policies.

Based on the reviews, considerations and discussions outlined above, the Audit Committee recommended to the Board, and the Board approved, the 2019 annual consolidated financial statements of the Company and authorized their inclusion in the Company’s annual report for the fiscal year ended December 31, 2019.

Principal Accounting Firm Fees

Audit services were provided by KPMG LLP in 2019 and 2018. It is the Company’s policy not to engage its auditors to provide services in connection with financial information systems design and implementation, or other services that may impair the objectivity of the auditors. The Company has implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether or not the provision of such non-audit services is compatible with maintaining auditor independence.

The table below summarizes the fees paid (or accrued) to KPMG LLP in 2019 and 2018.

Service (US $ millions)	2019	2018
Audit	$1.2	$1.0
Audit-related	0.1	0.1
Tax	0.1	0.1
Other	–	–
Total	$1.4	$1.2

Description of Services

Audit services include the annual financial statement audit of the Company and certain of its subsidiaries and the audit of the Company’s internal control over financial reporting. They also include the review of the Company’s unaudited interim financial statements and services associated with securities regulatory filings.

Audit-related services include audits of the Company’s pension plans and special-purpose non-statutory audits of divisions of the Company.

Tax services include tax advisory and compliance services.

Norbord did not engage the Company’s auditors to perform other non-audit services.

Norbord 2020 management proxy circular	25

The appointment of KPMG LLP as auditors of the Company requires an affirmative vote of a majority of the votes cast at the annual meeting of shareholders. The Audit Committee recommends that shareholders vote FOR the appointment of KPMG LLP as auditors of the Company and authorize the Directors to fix their remuneration. The persons named in the enclosed form of proxy intend to vote FOR this appointment unless the shareholder specifies that authority to do so is withheld.

4. Advisory Vote on Executive Compensation

Statement of Principle

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Purpose of “Say on Pay” Advisory Vote

The purpose of the “Say on Pay” advisory vote is to provide appropriate Director accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years.

While shareholders will provide their collective advisory vote, the Company’s Directors remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by shareholders.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation and related matters. The Company will disclose the results of the shareholder advisory vote as part of its report on voting results for the meeting.

In the event that a significant number of shareholders oppose the resolution, the Board will consult with its shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution are encouraged to contact the Board to discuss their specific concerns.

Results of “Say on Pay” Advisory Vote

The Board will disclose to shareholders as soon as is practicable, ideally within six months of the vote and no later than in the Circular for its next annual meeting, a summary of the significant comments relating to compensation received from shareholders in the engagement process and an explanation of the changes to the compensation plans made or to be made by the Board, or why no changes will be made.

At the May 2, 2019 annual meeting, shareholders voted as follows on the advisory “Say on Pay” vote:

	Total Votes	% of Votes Cast
Votes in Favour	59,394,666	86.52
Votes Against	9,254,443	13.48
Total Votes Cast	68,649,109	100.00

The Company received one comment last year regarding its use of time-based vesting as opposed to performance-based vesting for long-term incentive compensation plans. The Human Resources Committee is currently undertaking a review of all compensation plans.

Norbord 2020 management proxy circular	26

Form of Resolution

The Board recommends that shareholders indicate their support for the Company’s approach to executive compensation disclosed in this Circular by voting in favour of the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Proxy Circular delivered in advance of the 2020 annual meeting of shareholders.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of shareholders.

The persons named in the enclosed form of proxy intend to vote FOR this resolution unless the shareholder specifies that their common shares are to be voted against.

Norbord 2020 management proxy circular	27

Section IV – Executive Compensation Discussion and Analysis

Compensation Philosophy

Norbord’s compensation philosophy is to motivate and reward both Company and individual performance. Performance is defined by Norbord as the ability to generate superior financial results relative to the competition, create long-term sustainable value for shareholders, foster an environment of teamwork and continuous improvement, and to be transparent in all dealings with the employees and shareholders of the Company.

This section outlines in detail the Company’s compensation structure and annual review process. It was prepared by management and has been reviewed by Norbord’s Human Resources Committee (HR Committee).

Human Resources Committee

Committee Members

 All Board members, except for Mr. Wijnbergen, sit on the HR Committee. All of the HR Committee members have been senior executives of an organization with the human resources function reporting to them and have direct experience that is relevant to their responsibilities in executive compensation. Messrs. Gagné, Gordon and Houston have several years of experience as members of compensation committees of publicly-traded companies. Ms. Lawson, Ms. McMorrow and Ms. Nemchev have several years of experience as compensation committee members for privately held companies. Ms. Pearson has three decades of experience in human resources management. For each member’s biography and expertise, see pages 12 to 20 of this Circular. Messrs. Gagné and Houston and Ms. Nemchev also sit on the Audit Committee, which monitors risk and risk management.

Independence

The members of the HR Committee are independent within the meaning of section 1.4 of National Instrument 52-110, with the exception of Messrs. Cockwell and Gordon and Ms. Pearson, who are not considered to be independent under the Canadian securities rules and the rules of the TSX due to their affiliation with Brookfield. However, the Canadian Coalition for Good Governance’s policy, “Governance Differences of Equity Controlled Corporations,” published in October 2011, views these Directors as related and independent of management and who may participate as members of the Company’s HR Committee. The participation of these Directors helps to ensure an objective process for determining compensation of senior management and assists the deliberations of this Committee by bringing the views and perspectives of the principal shareholder. A majority of the HR Committee will be independent if all nominees are elected.

Role of the HR Committee

The role of the HR Committee is to assist the Board in its oversight of the selection, development, evaluation and compensation of senior management of the Company. The HR Committee plays a key role in succession planning and, in particular, monitoring the performance of the President and Chief Executive Officer (CEO), recommending to the Board compensation for the CEO and other senior management of the Company.

The HR Committee also reviews the CEO position description and the results of the “Say on Pay” Advisory vote resolution and any comments received thereon.

In order to fulfill its mandate, the HR Committee receives an annual report from management summarizing the achievements of senior management, including the CEO, relative to the business plan presented to the Board at the beginning of each year.

The CEO of the Company makes recommendations to the HR Committee with respect to executive compensation policy and the compensation to be paid to senior management of the Company, other than himself. He does not participate in the HR Committee meetings when his compensation is being discussed or determined.

The HR Committee met three times in 2019.

Norbord 2020 management proxy circular	28

Succession Planning

The HR Committee annually evaluates the Company’s succession plans to ensure that potential candidates have the required skills and experience to transition to new positions. This process includes potential successors being given assignments and projects to develop and prove their capability; professional leadership coaching to broaden their strategic perspective; and opportunities to interact with Board members in a variety of settings. Attendance at Board dinners also allows candidates to interact with Directors more informally. Each type of venue allows the Board to regularly assess management and potential successors.

The CEO presents succession planning reports for senior management to the HR Committee and Board in camera. These reports include the orderly succession of:

•	The CEO;

•	The CEO’s direct reports; and

•	Senior management and other key senior positions.

Mr. Greg Mackie was promoted to Vice President, Human Resources in January 2019 and to Vice President, Human Resources & Environment, Health and Safety in January 2020 upon Mr. Nigel Banks’ retirement in February 2020. Mr. Mackie joined Ainsworth in March 2013 and continued working with Norbord following the Merger in 2015, supporting the successful integration of the two companies. Prior to that, Mr. Mackie held progressively senior human resources roles for the BC Ferry Corporation, primarily focused on collective bargaining, culture, talent acquisition and organizational effectiveness, including as Director of Employee Relations.

Compensation and Benefit Programs

The HR Committee is also responsible for reviewing the design and general competitiveness of the Company’s compensation and benefit programs. In addition, the HR Committee assists the Board in its oversight of the funding, investment management and related administration of all of the defined benefit and defined contribution employee retirement plans of the Company and its wholly-owned subsidiaries.

Risk Management

The HR Committee reviews and approves the Company’s compensation policies and practices, taking into account any risks associated therewith. As further described below, the components of Norbord’s executive compensation program are market standard and include base salary, bonus, long-term incentives in the form of stock options, as well as benefits and pension plans.

The Company’s compensation policies and practices include the following compensation and governance best practices that mitigate risk:

•	Annual incentive plan (AIP) awards are linked to a combination of individual performance against annual objectives and Company financial performance measured by return on capital employed;
•	AIP awards have caps for the maximum payout and have no minimum guaranteed payout;
•	The HR Committee annually reviews and determines performance criteria for AIP awards;
•	Option awards are guided by pre-established formulae;
•	A compensation consultant is used to conduct regular compensation reviews;
•	Interests of Named Executive Officers (NEOs) are aligned with those of shareholders through share ownership guidelines and through holding options that appreciate in value alongside Norbord’s share price; and
•	NEOs are prohibited from hedging their security holdings in the Company.

Norbord 2020 management proxy circular	29

Named Executive Officers

The following five individuals are the Company’s NEOs for the year ended December 31, 2019.

Peter Wijnbergen (1987 to present)

President and Chief Executive Officer

Mr. Wijnbergen joined Norbord in 1987 and was appointed CEO in January 2014. He served as Senior Vice President and Chief Operating Officer from September 2010 to December 2013 and prior thereto held senior leadership positions in operations, strategic planning, and sales, marketing and logistics.

Robin Lampard (1996 to present)

Senior Vice President and Chief Financial Officer

Ms. Lampard joined Norbord in 1996 and was appointed Senior Vice President and Chief Financial Officer in February 2008 after being Vice President, Treasurer since 2002. Prior thereto, she held a number of progressively senior finance positions.

Alan McMeekin (1999 to present)

Senior Vice President, Europe

Mr. McMeekin joined Norbord in 1999. He held senior finance and logistics positions in Europe prior to his promotion in May 2010 to Vice President, Finance and Operations Europe, where he was responsible for the operation and financial performance of Norbord’s four European sites. In April 2018, Mr. McMeekin was promoted to Senior Vice President, Europe.

Kevin Burke (2001 to present)

Senior Vice President, North American Operations

Mr. Burke joined Norbord in 2001 in Cowie, Scotland, where he was later appointed General Manager of the mill. In 2010, he returned to the US and was appointed Regional General Manager, overseeing the Joanna, South Carolina and Huguley, Alabama mills. In 2012, he was promoted to Vice President, Operations – South, where he was responsible for the Company’s Southern US operations. Mr. Burke was promoted to his current position in February 2018 and is responsible for all North American mill operations.

Mark Dubois-Phillips (2018 to present)

Senior Vice President, Sales, Marketing and Logistics (North America)

Mr. Dubois-Phillips joined Norbord in January 2018 as Vice President, Corporate Development and was appointed Senior Vice President, Sales, Marketing and Logistics in November 2018 with responsibility for these functions for all North American mills. Mr. Dubois-Phillips has over 20 years of experience in the forest products industry in North America and Asia, having held a variety of senior management roles in sales, marketing, operations management, and business and product development. Prior to joining Norbord, he held senior roles in operations management, emerging and disruptive technologies, and business development at BC Hydro prior to starting up his own renewable energy consulting business.

Executive Compensation Programs and Administration

Through its total compensation program, Norbord aims to attract, retain and motivate highly qualified senior management. Performance incentives that are tied directly to increases in shareholder value are essential components of the program. In this regard, Norbord believes that compensation for senior management should be driven primarily by performance relative to the established plans and strategy of the business, and not by entitlement or seniority. In addition, as an operating company, Norbord expects its employees to achieve the highest level of performance with regard to protecting employee health and safety and the environment.

In the case of the Company’s CEO, these objectives are achieved by maintaining base salary below the median market level in return for an opportunity to participate at a higher level in the growth in value of the Company’s common shares under the Company’s long-term incentive plans.

Base salaries and short-term incentive targets for the other NEOs are maintained near median market levels against industry benchmarks. The NEOs also participate in the Company’s long-term incentive plans.

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The main components of compensation for the senior management of the Company are:

Total Direct Compensation				Indirect Compensation
1. Base Salary	2. Bonus	3. Long-Term Incentives	+	4. Benefits	5. Pension
Pay for role and capability	Pay for annual performance against agreed-upon objectives	Pay for future performance and retention		Investment in employee health and well-being as well as perquisites	Investment in financial security after retirement

	“At-risk” payouts	“At-risk” awards

Compensation Advice and Benchmarking

The Company engages Willis Towers Watson (Towers) from time to time to provide advice on senior management compensation arrangements, including base salary adjustments, annual and long-term incentive target levels, changes to the design of compensation programs, and other miscellaneous compensation issues.

In making compensation decisions, Norbord also considers data published by other leading consulting companies and the US Forest Products Industry Compensation Association (FPICA), of which Norbord is a member.

The HR Committee has the authority to retain independent compensation advisors; however, to date, the HR Committee believes that the current compensation policies meet the objectives of the compensation philosophy described previously. The HR Committee also reviews the appropriateness of the peer comparators used in the Towers analysis based on revenues, type of business, business size and where executive talent would be sourced.

Every few years, the Company engages Towers to review the competitiveness of Norbord’s NEO and executive officer compensation. In 2018, the Company engaged Towers to complete such review. The core peer groups used to benchmark Norbord’s senior management compensation include North American forest products companies and UK capital-intensive companies or divisions with similar scope and revenue to Norbord (with revenues between approximately 1/3 to 3 times that of Norbord).

Recognizing that executive talent can be attracted and retained from a broader range of companies, Towers also surveyed a number of companies operating in the energy services, chemicals, industrial manufacturing, metals and mining industries with revenues between 1/3 to 3 times that of Norbord. Comparator companies may change marginally from year to year depending on those participating in the Towers survey.

In addition to this comparative information, Norbord also reviewed industry-specific data obtained from FPICA and general manufacturing industry data obtained from surveys published by leading consulting companies.

North American Forest Products Peers

Boise Cascade Company	Canfor Corporation	Cascades Inc.
Clearwater Paper Corporation	Interfor Corporation	KapStone Paper and Packaging Corporation(1)
Louisiana-Pacific Corporation	Neenah Paper, Inc.	P.H. Glatfelter Company
Schweitzer-Mauduit International, Inc.	Stella-Jones Inc.	West Fraser Timber Co. Ltd.
Western Forest Products Inc.

(1)	Acquired by West Rock Company in November 2018.

Norbord 2020 management proxy circular	31

UK Capital-Intensive Peers

Air Liquide S.A.	AWE plc	BAE Systems plc
Balfour Beatty plc	Ball Corporation	Bechtel Limited
Cobham plc	DS Smith plc	Ecolab Inc.
EDF Energy	Eni S.p.A.	Finning International Inc.
Fugro N.V.	Globeleq Ltd.	IMI plc
Innogy SE	Johnson Matthey plc	Kier Group plc
Mondi plc	National Grid plc	NSG Group
Ovo Energy Ltd.	Rolls-Royce Corp.	Smiths Group plc
Stolt-Nielsen M.S. Limited	Subsea 7 Ltd.	Tata Steel Europe Ltd.
Travis Perkins plc	Tullow Oil plc	Veolia Environment S.A.
Vinci SA

The 2018 Towers’ review provided the 25th and 50th percentiles of the following compensation elements for each NEO:

•	Salary;

•	Target bonus (% of salary);

•	Target total cash (TTC = salary + target bonus);

•	Expected value of long-term incentives (LTI) (% of salary); and

•	Total direct compensation (TDC = TTC + LTI).

Given that Towers was engaged to conduct a review for 2018, no review was requested for 2019.

In addition, Towers assists Norbord in developing base salary and bonus target ranges for each of the NEO positions, and a strategy to move NEOs through these ranges based on their experience and sustained level of performance. Increases to base salaries for NEOs were made based on the benchmarking provided by Towers. Base salaries for the NEOs can be found on page 32 of this Circular.

The following table summarizes the aggregate fees paid to Towers for services provided to the Company in respect of the 2019 and 2018 financial years.

Service	2019	2018
Executive compensation related fees	–	$56,193
All other fees	–	–
Total	–	$56,193

For 2019, no fees relating to non-executive compensation matters were paid to Towers.

Compensation Programs

The individual components of senior management compensation and the HR Committee’s approach to each are discussed in the following pages.

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1. Base Salary	Pay for role and capability

Base salaries of the Company’s senior management are reviewed annually to ensure that they are competitive and reflect the contribution of each individual.

The Company believes that base salaries should generally reflect the median level of salaries paid to senior management in similar positions at comparable North American forest products and other manufacturing companies, adjusted for geographic location and size based on sales volumes.

The base salary for the Company’s CEO is targeted below the market median so that there is a higher weighting to the long-term incentive plans that are focused on the growth in value of the Company’s common shares.

The base salaries of other senior management are generally near the market median for their respective roles, with consideration being given to their experience and sustained level of performance.

In February of each year, the CEO and HR Committee review the contribution that each member of senior management has made in delivering key business results. The CEO uses benchmark data and Consumer Price Index forecasts to support salary increase recommendations to the HR Committee. Larger increases may be recommended for members of senior management who are performing above expectations and/or progressing through their salary ranges.

On February 4, 2020, the CEO reviewed the aforementioned Towers benchmark data with the HR Committee. Based on the market data (adjusted for inflation), Company performance and the CEO’s recommendations for his direct reports, the HR Committee recommended, and the Board approved, the increases as reflected in the table below.

Named Executive Officer	Annual Salary at Dec. 31, 2019	Increase	Annual Salary at Apr. 1, 2020
Peter Wijnbergen (CEO) Robin Lampard (CFO) Kevin Burke (SVP) Alan McMeekin (SVP) Mark Dubois-Phillips (SVP)	$700,000 $451,000 US $330,000 £215,000 $292,000	7.1% 4.2% 6.1% 7.0% 4.5%	$750,000 $470,000 US $350,000 £230,000 $305,000

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2. Bonus	Pay for annual performance against agreed-upon objectives

The Company has an AIP that provides a cash incentive for senior management based on Company and individual performance. The AIP complements Norbord’s practice of compensating senior management at the market median by providing an incentive to execute the annual business plan while striving for longer-term strategic goals.

For the AIP, the Company has adopted return on capital employed (ROCE) as its measure of Company performance. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital. ROCE is calculated as Adjusted EBITDA (earnings determined in accordance with international financial reporting standards (IFRS) before finance costs, interest income, income taxes, depreciation, amortization and other unusual or non-recurring items) divided by average capital employed (sum of property, plant and equipment, intangible assets and operating working capital) during the fiscal year under consideration. ROCE, Adjusted EBITDA and capital employed are non-IFRS financial measures and may not be comparable to similar measures employed by other companies. These non-IFRS measures are further defined and discussed, and a quantitative reconciliation of each to the most directly comparable IFRS financial measure is provided, in the Company’s MD&A dated February 4, 2020. As Norbord operates in a cyclical commodity business, it monitors ROCE over the business cycle as a useful means of comparing the businesses in terms of efficiency of management. The Individual Performance Factor for each plan member is determined by measuring actual performance against previously agreed-upon objectives that contribute to the delivery of the business plan.

The formula for calculating this annual incentive bonus amount for each NEO is as follows:

Base Salary x Target Award x (2⁄3 Company Performance Factor + 1⁄3 Individual Performance Factor)

Where:

1.	Base salary equals annual base compensation.

2.	Target awards are expressed as a percentage of base salary. These targets have been established for each individual at approximately the median level of the annual incentive compensation plans administered by other forest products and manufacturing companies.

Towers’ December 2018 benchmarking confirmed that these targets are competitive at the median level with roles in comparable companies.

3.	The AIP for all of senior management, including the CEO, is based on two performance factors:

(a)	Company performance based on ROCE where the target ROCE, over the business cycle, is 21% and has a corresponding Company Performance Factor of 1.0. The maximum Company Performance Factor of 3.0 coincides with a ROCE of 30%. There is no Company Performance Factor and no payout, unless otherwise determined by the Board, if the ROCE is 4% or less and/or earnings are negative. (See page 41 for 2019 accomplishments and performance.)

(b)	Individual performance measured against established objectives and including contribution to overall results. Individual performance is measured against a scale of zero to 2.0, where a factor of 1.0 denotes that all key objectives have been met. There is no payout on this Individual Performance Factor alone if the ROCE is 4% or less and/or earnings are negative, unless otherwise determined by the Board.

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ROCE targets and corporate objectives are reviewed by the HR Committee at the beginning of each year. The CEO reviews with the HR Committee the individual performance of senior management and makes recommendations for the approval of incentive awards where warranted. For fiscal 2019, the Company’s consolidated earnings were negative and, therefore, no bonuses were paid under the AIP.

Named Executive Officer	2019 AIP Target as % of Base Salary	2019 Bonus
Peter Wijnbergen (CEO) Robin Lampard (CFO) Kevin Burke (SVP) Alan McMeekin (SVP) Mark Dubois-Phillips (SVP)	60% 50% 40% 40% 40%	– – – – –

3. Long-term Incentives	Pay for future performance and retention

The Company’s long-term incentive plans for its senior management are as follows.

Stock Option Plan

The HR Committee believes that granting options is an effective way to:

1. Recognize key employees for their contributions toward achieving corporate performance objectives;

2. Ensure that senior management is committed to the longer-term interests of the Company and its shareholders; and

3. Attract, retain and motivate employees to achieve corporate success.

The Company has had a stock option plan (SOP) since 1991. The current SOP was adopted April 27, 2012 and amended June 14, 2015.

The SOP is designed to focus executive attention on the long-term interests of the Company and growth in shareholder value. Officers and other employees of the Company and its affiliates are eligible to participate in the SOP. Currently, all five NEOs and four other key senior employees of the Company hold options granted under the SOP. As of December 31, 2019, 1,682,723 common shares were issuable under options granted, representing approximately 2% of the Company’s common shares outstanding at that date. The table “Securities Authorized for Issuance under Equity Compensation Plans for the Financial Year Ended December 31, 2019,” located on page 46, provides further details.

The number of common shares (i) issuable to insiders of the Company at any time and (ii) issued to insiders within any one-year period, under the SOP and any other security-based compensation arrangement, cannot exceed 10% of the Company’s outstanding common shares.

To determine the size of grants, the HR Committee takes into consideration data provided by external consultants on competitive market practices within the Canadian forest products industry and a wider grouping of industrial companies. As a guideline, the size of grants is established as a multiple of base salary divided by the share price at the time of grant. In October 2019, following a market review and for retention, the HR Committee recommended, and the Board approved, the increase in the multiple used in this guideline from 3.0 to 3.5 times base salary for the CEO and from 2.0 to 2.5 times base salary for the CFO. The multiple used for the other SVPs is unchanged at 2.0 times base salary. The HR Committee may increase or decrease the size of the option grant based on its view of the relative contributions of eligible persons toward meeting corporate objectives.

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The exercise price of an option will be determined by the Board at the time it resolves to grant the option. Under the terms of the SOP, the date of grant of the option will not be earlier than the sixth trading day immediately following the date that the Board resolves to grant the option, provided that if the Board resolves to grant the option during a black-out period, the date of grant of the option will be the sixth trading day immediately following the expiration of the black-out period. The exercise price is calculated as the volume-weighted average price (VWAP) of a common share on the TSX for the five trading days preceding the date of grant.

An option may be exercised until the expiry date set out in the applicable option agreement. The Company generally sets an expiry date at or around 10 years from the grant date. Options vest at the annual rate of 20% per year beginning on the first anniversary of the date of grant. Unless otherwise determined by the Board, an option will expire immediately in the event of resignation or termination of employment with cause, within 90 days of termination of employment without cause, within six months of the death of an optionholder and in accordance with its terms on retirement. If the date on which an option expires occurs during or within 10 days after the last day of a black-out period, the expiry date of the option will be the last day of such 10-day period.

Options may be transferred to the permitted assigns of an optionholder as defined in National Instrument 45-106 (i.e., the spouse of the optionholder; an entity controlled by the optionholder or spouse; a registered retirement savings plan or registered retirement income fund of the optionholder or spouse; or a trustee, custodian or administrator acting on behalf of, or for, the benefit of the optionholder or spouse), except for US optionholders.

The Company also has a UK Option Sub-Plan to the SOP, which provides for options up to £30,000 in value (based on grant price) to receive capital gains tax treatment for each UK option recipient. The UK Option Sub-Plan provides for the issuance of options under the more restricted terms required by HM Revenue and Customs (UK) to qualify the options for such treatment.

At December 31, 2019, the maximum number of common shares issuable under the SOP was 4,900,000 and the total number of common shares remaining available for future grants under the SOP was 372,660, representing approximately 6% and less than 1%, respectively, of the Company’s common shares outstanding at that date.

Stock Option Plan Amendment Process

Shareholder approval is required in respect of any amendment to the SOP that would:

1.	Increase the maximum number of common shares issuable under the SOP (other than on a corporate reorganization);

2.	Reduce the exercise price of options to less than the market price of common shares on the date of the option grant;

3.	Reduce the exercise price of options;

4.	Extend the expiry date of options for the benefit of an insider of the Company;

5.	Increase the maximum number of common shares issuable to insiders of the Company under the SOP; or

6.	Amend any of the limitations set out in 1 to 5 above.

Except as provided in the preceding list, the Board may amend the SOP as it considers necessary or desirable for the purposes of the Company.

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With the exception of the foregoing changes, the Board has the discretion to make amendments, which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

1.	Minor changes of a “housekeeping” nature;

2.	Amending options under the plan, including with respect to the option period (provided that the period during which an option is exercisable does not exceed the original expiry date on which the option is granted), vesting period, exercise method and frequency, and method of determining the subscription price, assignability and effect of termination of a participant’s employment;

3.	Changing the class of participants who are eligible to participate under the plan;

4.	Advancing the date on which any option may be exercised; and

5.	Adding a cashless exercise feature, payable in cash or securities, whether or not it provides for a full deduction of the number of underlying shares from the plan reserve.

Stock Option Plan Grants

In light of the proposed changes announced by the Canadian Federal Government related to the taxation of stock options that were anticipated to become effective January 1, 2020, the Board, on recommendation of the HR Committee, advanced the granting of stock option awards that would normally occur in February 2020 to October 2019. The Board resolved to grant options to purchase an aggregate of 230,000 common shares to five NEOs and one other member of senior management. The date of grant was determined to be November 11, 2019, with an exercise price of $37.80 per share, being the five-day VWAP prior to such date of grant. Of this aggregate amount, 215,000 options were granted to NEOs as follows:

Named Executive Officer	Number of Options Granted November 11, 2019	Grant Price	Expiry Date
Peter Wijnbergen (CEO) Robin Lampard (CFO) Kevin Burke (SVP) Alan McMeekin (SVP) Mark Dubois-Phillips (SVP)	85,000 40,000 30,000 30,000 30,000	$37.80 $37.80 $37.80 $37.80 $37.80	November 11, 2029 November 11, 2029 November 11, 2029 November 11, 2029 November 11, 2029

The total number of options granted in 2019 represents approximately 0.3% of the Company’s outstanding common shares as at March 9, 2020.

The following table sets forth the grant rate for options granted in 2019, 2018 and 2017 as a percentage of issued and weighted average number of outstanding common shares of the Company at the time of grant (“burn rate”).

Year	Weighted Average Number of Outstanding Common Shares	Number of Options Granted	Percentage
2019 2018 2017	81,788,739 86,496,394 86,154,426	230,000 545,000 190,000	0.3% 0.6% 0.2%

Restricted Stock Unit Plan

The Company has a restricted stock unit (RSU) plan to provide designated senior employees of the Company, or its subsidiaries, with compensation opportunities that are consistent with shareholder interests.

Units credited under this plan vest over three years (i.e., one-third on each of the first, second and third anniversary dates of the award). Holders are credited with additional units as and when dividends are paid on the Company’s common shares. The value of vested units is determined by multiplying the number of vested units by the closing price of the Company’s common shares traded on the TSX on the trading day such units vested. Such amount is paid in cash within 30 days of the vesting date.

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In February 2020, the Board granted an aggregate of 140,400 RSUs to senior employees. Of this amount, 85,800 were granted to NEOs for market competitiveness and retention purposes as follows:

Named Executive Officer	Number of RSUs Granted	Expiry Date
Peter Wijnbergen (CEO) Robin Lampard (CFO)	57,200 28,600	February 4, 2023 February 4, 2023

Management Deferred Common Share Unit Plan

The Company has a deferred common share unit (DSU) plan that is designed to focus executive attention on the long-term interests of the Company and growth in shareholder value. Through this plan, participants can elect to defer receipt of all or part of their AIP bonus and/or up to 15% of their salary in the form of DSUs and improve their ability to meet the Company’s share ownership guidelines (see page 39). A DSU is a unit, equivalent in value to a common share, credited by means of a bookkeeping entry in the books of the Company.

Elections must be made outside of a black-out period by participants in the fiscal year immediately preceding the fiscal year in which such amounts are payable. US participants must make the election with respect to their AIP bonus two fiscal years preceding the fiscal year in which such amounts are paid. Once the election is made, it is irrevocable. The plan also allows the Board to grant a discretionary DSU award to senior management without the requirement for the recipient to pre-elect to defer all or part of such discretionary award in DSUs.

Holders of DSUs are allotted additional DSUs as and when dividends are paid on the Company’s common shares.

Following the participant’s termination of employment with the Company, the participant will be paid in cash the market value of the common shares represented by the DSUs.

Mr. Burke contributed 15% of his 2019 salary to DSUs. Mr. Dubois-Phillips contributed 10% of his 2018 AIP bonus payable in 2019 and 10% of his 2019 salary to DSUs. No other DSUs were granted in 2019 except with respect to dividends credited on outstanding units (see page 39 – “Named Executive Officer Share Ownership” – for NEO DSU balances).

Employee Share Savings Plan

Messrs. Wijnbergen, Burke and Dubois-Phillips and Ms. Lampard participate in the employee share savings plan (ESSP). Canadian and US salaried employees may contribute up to 10% of their gross salary and bonus to purchase common shares through regular payroll deductions. NEOs may contribute up to 15% of their gross salary and bonus toward ESSP share purchases as a vehicle to meeting the share ownership guidelines.

As an incentive to invest in the Company, Norbord makes a 30% matching contribution on the participant’s first 5% of base salary and bonus invested. Participants may make withdrawals twice per year. During 2019, Mr. Wijnbergen contributed 15% of his salary; Mr. Burke contributed 10% of his salary; and Mr. Dubois-Phillips and Ms. Lampard contributed 5% of their respective salaries toward ESSP share purchases. All common shares purchased under the ESSP are purchased on the open market.

4. Benefits	Investment in employee health and well-being as well as perquisites

In addition to competitive medical, dental and insurance benefits (through a benefits plan), Norbord offers executives an annual health and wellness assessment, contributions towards a fitness club membership, financial planning assistance and a car allowance.

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5. Pension	Investment in financial security after retirement

All Norbord employees are eligible to participate in one of the Company’s pension plans. This benefit is provided because it is a competitive practice in the forest products industry and with other potential employers of key senior executive officers.

Prior to January 2006, all Canadian salaried employees participated in the Norbord defined benefit (DB) retirement annuity plan (RAP). The HR Committee and management took a proactive approach to managing the ongoing liabilities of this plan and, on January 1, 2006, the RAP was closed to new entrants in favour of a defined contribution (DC) plan design. DC plan provisions were added to the RAP, and existing RAP participants were given the choice to continue to accrue service under the DB provision or to commence accruing under the new DC provision all within the RAP.

Mr. Wijnbergen elected to continue participating in the DB provisions of the RAP. Recognized remuneration for the purposes of determining pension benefits under this plan includes base salary and bonus. The pension benefit is determined as 1.75% multiplied by the best five-year average earnings less 1/70th of the CPP/QPP benefit, multiplied by the number of years of DB pension service (the service under the CPP/QPP benefit is limited to 35 years). DB pension benefits are reduced by 3% per year for retirement earlier than age 65. These pension benefits are payable for life and are guaranteed for a single plan member for five years. Upon death, adjusted payments of 66-2/3% of the benefit continue to the surviving spouse.

Ms. Lampard elected to commence accruing DC benefits within the RAP beginning in January 2006, prior to which she accrued DB entitlements within the RAP. Under the DC provisions, Norbord provides a basic allocation of 4% of pensionable earnings and a matching contribution of up to 3% of pensionable earnings, up to the limits imposed by the Income Tax Act. Mr. Dubois-Phillips commenced participating in the DC plan upon joining the Company in 2018. Ms. Lampard and Mr. Dubois-Phillips received a matching contribution of 3% in 2019.

Pension benefits that exceed the Income Tax Act limits are paid from a supplemental employee retirement plan (SERP). Recognized remuneration for the purpose of determining pension benefits under this plan includes base salary only for DB provisions, and base salary plus bonus for the DC provisions. To limit the Company’s retirement benefit liability to employees accruing under this plan, a remuneration level of $225,000 has been established as the maximum annual remuneration eligible for pension calculations for the DB plan, and the DC plan is capped at the Income Tax Act limit for company contributions. This maximum is to be reviewed periodically in both general and individual applications.

Mr. Burke participates in Norbord’s 401(k) plan made available to its US employees. Norbord provides a basic allocation of 4% of pensionable earnings and a matching contribution of up to 2% of pensionable earnings, up to the limits imposed by the Internal Revenue Service. Mr. Burke also has a deferred entitlement in the UK Group personal pension plan (UKGPP) arising from his employment in Europe. No company contributions have been made to Mr. Burke’s UKGPP since he moved to the US in 2010.

The Company contributes up to 15% of Mr. McMeekin’s gross earnings into his retirement plan, which is a combination of a self-invested personal pension plan (SIPP) and an individual savings account (ISA).

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The following table lists the Company’s pension plans in which the NEOs participate.

Named Executive Officer	Defined Benefit	DB SERP	Defined Contribution	DC SERP	SIPP/ISA or 401(k)
Peter Wijnbergen (CEO)	✓	✓
Robin Lampard (CFO)	Pre-2006	Pre-2006	Since 2006	Since 2006
Alan McMeekin (SVP)					✓
Kevin Burke (SVP)					✓
Mark Dubois-Phillips (SVP)			✓	✓

US executives can defer up to 50% of their base salary and some or all of their annual incentive into a deferred compensation account. The money must remain in the account until they cease employment and is invested in one or more investment options designated by Norbord and selected by the executive. The executives can take the cash either in a lump sum or in annual instalments when they leave the Company.

Named Executive Officer Share Ownership

In order to motivate management to maximize the long-term value of the Company’s assets and business operations, the Board established guidelines for the minimum ownership of common shares and/or DSUs of the Company by its NEOs. The minimum amount to be invested is two times base salary for the CEO, and one times base salary for the other NEOs, based on the acquisition cost of the common shares and/or DSUs acquired.

An NEO is encouraged to accumulate the minimum share ownership in a systematic manner over a five-year period following the date of his/her designation as an NEO. An NEO can improve his/her ability to meet the requirement by contributing bonus and/or base salary amounts and acquiring units in the DSU plan or by acquiring common shares through the ESSP.

Share prices of all public companies are subject to market volatility. As a result, NEO share ownership guidelines are based on acquisition cost. In addition, to remove the uncontrollable impact of foreign exchange, share ownership guidelines reflect a “once met, always met” standard. This means that if an NEO has met his or her applicable ownership guideline multiple and subsequent changes in the foreign exchange rate cause the value of his or her ownership to fall below the applicable threshold, the NEO will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the required threshold.

Acquisition Cost

The following table presents the total number of common shares of the Company and/or DSUs held by each NEO as at December 31, 2019, and the acquisition cost of such common shares and DSUs.

Named Executive Officer	NEO Since	Number of Common Shares	Acquisition Cost of Common Shares(1)	Number of DSUs(2)	Acquisition Cost o f DSUs(1)	Total Number of Common Shares and DSUs	Total Acquisition Cost of Common Shares and DSUs(1)	Total Acquisiton Cost as a Multiple of 2019 Salary(3)
Peter Wijnbergen (CEO)	2004	58,968	$1,872,267	3,529	$253,502	62,497	$2,125,769	3.0x
Robin Lampard (CFO)	2008	29,034	$705,126	–	–	29,034	$705,126	1.6x
Kevin Burke (SVP)(4, 5)	2016	10,449	$488,996	2,937	$107,252	13,386	$596,248	1.4x
Alan McMeekin (SVP)(4)	2018	3,000	$63,900	–	–	3,000	$63,900	0.2x
Mark Dubois-Phillips (SVP)(4)	2019	1,361	$50,706	1,327	$44,778	2,688	$95,484	0.3x

(1)	The acquisition cost of the common shares is the market price paid by an NEO upon the acquisition of common shares, or the exercise price in respect of common shares acquired and held through the exercise of stock options. The acquisition cost of a DSU is the cumulative value of an NEO’s AIP award or base salary contributed to the DSU plan or other DSU amounts approved by the Board and includes the value of dividends credited thereon.

(2)	Amounts in this column represent the NEO’s cumulative DSU holdings, including dividends credited thereon.

(3)	Based on the 2019 salaries disclosed on page 32. Salaries for Messrs. Burke and McMeekin were converted using the exchange rates in footnote 4.

(4)	The 2019 average foreign exchange rate used to translate Mr. Burke’s 2019 salary to Canadian dollars is US $1 = C $1.3269. Mr. McMeekin has until 2023 to meet the share ownership guideline. The 2019 average foreign exchange rate used to translate Mr. McMeekin’s 2019 salary to Canadian dollars is £1 = C $1.6939. Mr. Dubois-Phillips has until 2024 to meet the share ownership guideline.

(5)	Mr. Burke purchased 3,525 common shares in March 2020 at an acquisition cost of C $108,354. The foreign exchange rate used to translate his purchases to Canadian dollars is as of March 9, 2020: US $1 = C $1.3527. As of March 9, 2020, Mr. Burke holds 13,974 common shares.

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Market Value

The following table presents the total number of common shares of the Company and/or DSUs held by each NEO as at December 31, 2019 and their market value.

Named Executive Officer	NEO Since	Number of Common Shares	Market Value of Common Shares(1)	Number of DSUs(2)	Market Value of DSUs(1)	Total Number of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(1)	Total Market Value as a Multiple of 2019 Salary(3)
Peter Wijnbergen (CEO)	2004	58,968	$2,047,959	3,529	$122,562	62,497	$2,170,521	3.1x
Robin Lampard (CFO)	2008	29,034	$1,008,351	–	–	29,034	$1,008,351	2.2x
Kevin Burke (SVP)(4, 5)	2016	10,449	$362,894	2,937	$102,002	13,386	$464,896	1.1x
Alan McMeekin (SVP)(4)	2018	3,000	$104,190	–	–	3,000	$104,190	0.3x
Mark Dubois-Phillips (SVP)	2019	1,361	$47,268	1,327	$46,087	2,688	$93,355	0.3x
(1)	Based on $34.73, the closing price of the Company’s common shares on the TSX on December 31, 2019.

(2)	Amounts in this column represent the NEO’s cumulative DSU holdings, including dividends credited thereon.

(3)	Based on the 2019 salaries disclosed on page 32. Salaries for Messrs. Burke and McMeekin were converted using the exchange rates in footnote 4.

(4)	The 2019 average foreign exchange rate used to translate Mr. Burke’s 2019 salary to Canadian dollars is US $1 = C $1.3269. The 2019 average foreign exchange rate used to translate Mr. McMeekin’s 2019 salary to Canadian dollars is £1 = C $1.6939.

(5)	Mr. Burke purchased 3,525 common shares in March 2020. As of March 9, 2020, Mr. Burke holds 13,974 common shares.

Performance and Compensation of President and Chief Executive Officer

Norbord’s CEO base salary is reviewed annually and is set below the median level for comparable companies. The CEO’s below market median base salary is offset by an opportunity to participate at a higher level in the growth in value of the Company’s common shares through participation in the Company’s long-term incentive plans.

Norbord’s CEO participates in the AIP and his target award under the AIP for 2019 is 60% of annual base salary. The AIP is payable based on a two-thirds ROCE calculation and one-third on the fulfillment of established individual performance criteria. These individual performance criteria include:

•	The leadership of the organization in meeting annual objectives;

•	The strategic positioning of the Company for profitable future growth and success; and

•	The management of succession plans to provide continuity of senior management, including that of the CEO.

The HR Committee assessed Mr. Wijnbergen’s overall performance against the following previously agreed-upon 2019 financial goals and strategic objectives, and in consideration of how the Company had been positioned to benefit from the housing recoveries in its key markets.

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The following table is presented in US dollars, the Company’s functional and presentation currency.

Financial Goal	2019 Accomplishments
1. Generate cash.

• Generated Adjusted EBITDA of $138 million and ROCE of 9%.

• Generated Adjusted EBITDA of $85 million in North American operations despite a 40% decline in benchmark OSB prices.

• Generated Adjusted EBITDA of $64 million in European operations, almost 50% above the 15-year average.

• Continued to manage operating working capital at minimal levels.

2. Protect the balance sheet.

• Moody’s Investors Service confirmed the Company's issuer credit rating at Ba1 with a Stable outlook. Standard & Poor’s Ratings Services confirmed at BB with a Stable outlook.

•   Successfully issued $350 million in senior secured notes due 2027 at a rate of 5.75%, using proceeds to repay $240 million senior secured notes, one year prior to maturity.

•   Ended the year with unutilized available liquidity of $272 million, net debt to capitalization on a book basis of 40% and tangible net worth of $999 million.

• Reduced 2020 capital expenditures budget to $100 million, representing 74% of 2019 depreciation to maintain balance sheet flexibility.

• In recognition of the impact of weaker than expected North American OSB markets on financial results, reset quarterly dividend level to C $0.40 per share and then to C $0.20 per share to maintain balance sheet flexibility.

Strategic Priority	2019 Performance
1. Develop a world-class safety culture.

• Completed Occupational Safety and Health Administration (OSHA) recordable injury-free year at two mills (Genk, Belgium and Nacogdoches, Texas).

• Under Norbord’s Safety Star Program, Inverness, Scotland; South Molton, England; Cordele, Georgia; Guntown, Mississippi; Nacogdoches, Texas; and Bemidji, Minnesota mills were recertified with One-Star. Genk, Belgium received Norbord’s first-ever Two-Star certification.

• Launched new safety brand “Stronger Together” across the Company to align Norbord's vision and approach to achieve world-class safety performance.

• Overall OSHA recordable injury rate of 1.31 per 100 full-time employees for 2019, better than average in North American panel industry but higher than in previous years.

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Strategic Priority	2019 Performance
2. Pursue growth in OSB.

• Set annual production records at four of 15 operating mills: Nacogdoches, Texas; High Level, Alberta; Genk, Belgium; and Inverness, Scotland.

• Progressed ramp-up of first phase investment at Inverness and commenced work on the second phase investment to further expand capacity by 225 MMsf (3/8-inch basis), on track for completion in 2020.

• Continued to prepare curtailed Chambord, Quebec mill for eventual restart when warranted by customer demand.

3. Own high-quality assets with low-cost positions.

• Completed seventh year of capital reinvestment strategy, focused on increasing the production of specialty products for industrial applications and exports, and reducing manufacturing costs.

• Reduced North American cash production costs per unit by 1% despite significant market curtailments.

• Indefinitely curtailed 100 Mile House, British Columbia mill due to wood supply shortage and high wood prices in the area which did not support the economic operation of the mill.

• Indefinitely curtailed Line 1 at Cordele, Georgia mill in response to lower than anticipated OSB demand in the South East region.

• Consolidated downtime across remaining North American operating mills resulting in more efficient allocation of production volumes.

4. Maintain a margin-focused operating culture.	• Margin Improvement Program (MIP) gains from improved productivity and product mix were offset by the efficiency impact of significant production curtailments across the North American mills.
5. Focus on growth customers through best-in-class service and product development.	• Increased North American shipments to the repair-and-remodelling sector by 19%. • Increased European OSB shipments to key UK and German markets by 9% and 10%, respectively.
6. Allocate capital with discipline.

• Invested $141 million in capital projects to maintain the Company’s assets and high standards for environmental and safety performance, improve production efficiency and reduced manufacturing costs.

• Paid out total dividends of $86 million.

• Repurchased 1.6 million common shares under Normal Course Issuer Bids for $44 million.

7. Succession.	• Mr. Greg Mackie was promoted to Vice President, Human Resources in January 2019 and to Vice President, Human Resources & Environment, Health and Safety in January 2020 upon Mr. Nigel Banks’ retirement in February 2020.

Given the negative earnings for 2019, no AIP awards were paid to Mr. Wijnbergen and senior management.

In 2019, the HR Committee recommended and the Board approved a 7.5% increase in Mr. Wijnbergen’s salary from $650,000 to $700,000 and, in 2020, a 7.1% increase to $750,000.

Norbord 2020 management proxy circular	43

Performance and Compensation of Other Named Executive Officers

Each year, the CEO reviews with the HR Committee the performance of all of his direct reports and recommends changes to their compensation as warranted. The HR Committee also reviews the performance of the CEO and recommends changes to compensation as warranted. For fiscal 2019, the Company’s consolidated earnings were negative and, therefore, no bonuses were paid under the AIP. On February 4, 2020, the HR Committee recommended and the Board approved increases to base salaries for the five NEOs (NEO compensation disclosure begins on page 29 of this Circular). Options were granted to all NEOs in November 2019 (option grant disclosure is on page 36).

Performance Graph

The following graph assumes that $100 was invested on December 31, 2014 in Norbord’s common shares, the S&P/TSX Composite Index and the S&P/TSX Materials Index, respectively. The computations assume that all dividends are reinvested on the dividend payment date.

Five-Year Cumulative Total Shareholder Return on $100 Investment
Assuming Reinvestment of Dividends
December 31, 2014 – December 31, 2019

Norbord 2020 management proxy circular	44

NEO compensation has increased over the five-year period ended December 31, 2019 primarily as a result of the achievement of the Company’s business objectives. NEO compensation also reflects the results of negative earnings in 2019 for which no AIP bonuses were paid. The HR Committee considers a number of factors and performance elements when determining compensation for senior management, including shareholder return. The at-risk components of executive pay consist of (a) the AIP bonus, which is based on the Company’s performance (measured through ROCE), as well as individual performance factors based on pre-determined business objectives; and (b) options, which are directly correlated to the share price and are therefore aligned with shareholder returns. As Messrs. Burke and McMeekin reside in the US and UK, respectively, foreign exchange fluctuations have contributed to changes in the Canadian dollar equivalent of their US dollar-based and British Pound-based salaries.

Compensation Information

Summary Compensation Table

The following table contains the compensation awarded to, earned by, paid to or payable to each NEO in 2019, 2018 and 2017. Total compensation earned by the NEOs in 2019 represented approximately 0.2% of the Company’s cost of sales and general and administrative expenses.

Name and Principal Position	Year	Salary	Share-based Awards (RSUs)(1)	Option-based Awards(2)	Non-equity Incentive Plan Compensation(3)	Pension Value(4)	All Other Compensation(5)	Total Compensation
Peter Wijnbergen President and CEO	2019	$687,500	–	$525,300	–	$41,262	$87,575	$1,341,637
	2018	$637,500	$2,226,000	$733,950	$975,000	$41,210	$84,049	$4,697,709
	2017	$575,000	–	$537,600	$975,000	$44,710	$76,520	$2,208,830
Robin Lampard Senior Vice President and CFO	2019	$448,250	–	$247,200	–	$27,230	$34,924	$757,604
	2018	$433,750	$1,577,280	$330,000	$550,000	$26,500	$34,621	$2,952,151
	2017	$411,250	–	$268,800	$505,000	$26,230	$42,582	$1,253,862
Kevin Burke(6) Senior Vice President, North American Operations	2019	$427,925	–	$185,400	–	–	$85,520	$698,845
	2018	$385,380	$237,440	$207,675	$396,698	–	$84,963	$1,312,156
	2017	$345,619	–	$115,200	$355,679	–	$74,877	$891,375
Alan McMeekin(7) Senior Vice President, Europe	2019	$355,237	–	$185,400	–	–	$101,556	$642,193
	2018	$331,222	$445,200	$207,675	$338,943	–	$102,322	$1,425,362
	2017	$273,662	–	$153,600	$279,257	–	$42,796	$749,315
Mark Dubois-Phillips Senior Vice President, Sales, Marketing & Logistics	2019	$290,250	–	$185,400	–	$27,230	$46,323	$549,203
	2018	$237,891	$38,160	$147,206	$164,000	$16,343	$27,789	$631,389
	2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Amounts in this column represent a one-time discretionary RSU grant to optionholders as compensation for not receiving the benefit of the $4.50 dividend declared on August 1, 2018. The methodology used to calculate the fair value of the RSUs on date of grant is the Black-Scholes option pricing model.
(2)	Although the HR Committee makes option award decisions based on their nominal value, the amounts in this column represent the value of options issued on the date of grant derived by applying the Black-Scholes option pricing model discounted at 25% to reflect Norbord-specific share price assumptions, and the five-year vesting provisions of the SOP. In light of the proposed changes announced by the Canadian Federal Government related to the taxation of stock options, the Board advanced the granting of stock option awards that would normally occur in February 2020 to November 2019.
(3)	Amounts in this column represent AIP bonuses earned in the applicable year. No bonuses were awarded for 2019 due to negative earnings.
(4)	Amounts in this column include the service costs for both the RAP and the SERP, and the Company’s basic and matching contributions under the DC provisions of these plans.
(5)	Amounts in this column include (a) ESSP matching contributions paid, where applicable, by the Company to an NEO of 30% on the first 5% of an NEO’s base salary and bonus contributed; (b) the Company’s contributions to Mr. McMeekin’s SIPP/ISA of $82,089 (2019); $82,550 (2018); and $23,201 (2017); (c) the value of perquisites for the NEOs, which include an annual health assessment, fitness club membership, vacation days sold and car allowance (car allowances represent 27% (median) of the perquisites for each NEO); and (d) the Company’s contributions to Mr. Burke’s 401(k) plan of $45,858 (2019); $47,130 (2018); and $32,597 (2017).
(6)	The average foreign exchange rates used to convert Mr. Burke’s compensation from US dollars to Canadian dollars are US $1 = C$1.3269 (2019); US $1 = C $1.2964 (2018); and US $1 = C $1.2981 (2017). Mr. Burke’s salary was US $322,500 (2019); US $297,269 (2018); and US $266,250 (2017). His total compensation was US $526,675 (2019); US $1,012,154 (2018); and US $686,677 (2017).
(7)	The average foreign exchange rates used to convert Mr. McMeekin’s compensation from Pound Sterling to Canadian dollars are £1 = C $1.6939 (2019); £1 = C $1.7293 (2018); and £1 = C $1.6722 (2017). Mr. McMeekin’s salary in Pound Sterling was £209,715 (2019); £191,535 (2018); and £163,654 (2017). His total compensation was £379,121 (2019); £824,242 (2018) and £448,102 (2017).

Norbord 2020 management proxy circular	45

Option-based and Share-based Awards

Incentive Plan Awards

The following table provides information on all outstanding options, RSUs and DSUs held by each NEO, including the value of unexercised in-the-money options as at December 31, 2019.

	Option-based Awards(1)				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options(1)	Number of Shares or Units of Shares That Have Not Vested (RSUs)	Market or Payout Value of Share- based Awards That Have Not Vested (RSUs)(2)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed (DSUs)(2)
Peter Wijnbergen	(3) 27,000	$9.96	January 31, 2022	$668,790	37,143	$1,289,976	$122,562
President and CEO	20,000	$30.70	February 4, 2023	$80,600
	100,000	$30.41	February 3, 2024	$432,000
	50,000	$28.28	January 30, 2025	$322,500
	70,000	$26.29	December 10, 2025	$590,800
	70,000	$34.96	February 10, 2027	–
	60,000	$46.35	February 9, 2028	–
	120,000	$36.56	November 12, 2028	–
	85,000	$37.80	November 11, 2029	–
Robin Lampard	(3) 45,000	$18.21	February 2, 2020	$743,400	26,319	$914,059	–
Senior Vice President	70,000	$14.93	February 1, 2021	$1,386,000
and CFO	20,000	$30.70	February 4, 2023	$80,600
	20,000	$30.41	February 3, 2024	$86,400
	25,000	$28.28	January 30, 2025	$161,250
	35,000	$26.29	December 10, 2025	$295,400
	35,000	$34.96	February 10, 2027	–
	30,000	$46.35	February 9, 2028	–
	50,000	$36.56	November 12, 2028	–
	40,000	$37.80	November 11, 2029	–
Kevin Burke	1,500	$30.70	February 4, 2023	$6,045	3,962	$137,600	$102,002
Senior Vice President,	3,000	$30.41	February 3, 2024	$12,960
North American	6,000	$28.28	January 30, 2025	$38,700
Operations	12,000	$26.29	December 10, 2025	$101,280
	15,000	$34.96	February 10, 2027	–
	20,000	$46.35	February 9, 2028	–
	30,000	$36.56	November 12, 2028	–
	30,000	$37.80	November 11, 2029	–
Alan McMeekin	5,970	$30.70	February 4, 2023	$24,059	7,429	$258,009	–
Senior Vice President,	1,516	$31.06	February 4, 2023	$5,564
Europe	15,000	$30.41	February 3, 2024	$64,800
	25,000	$28.28	January 30, 2025	$161,250
	20,000	$26.29	December 10, 2025	$168,800
	20,000	$34.96	February 10, 2027	–
	20,000	$46.35	February 9, 2028	–
	30,000	$36.56	November 12, 2028	–
	30,000	$37.80	November 11, 2029	–
Mark Dubois-Phillips	7,500	$46.35	February 9, 2028	–	637	$22,123	$46,087
Senior Vice President,	30,000	$36.56	November 12, 2028	–
Sales, Marketing &	30,000	$37.80	November 11, 2029	–
Logistics

(1)	Amounts in this column represent the difference between the closing price of the Company’s common shares on the TSX on December 31, 2019 of $34.73 and the exercise price of the option multiplied by the number of unexercised options (both vested and unvested) at December 31, 2019.
(2)	Amounts in this column represent the number of RSUs or DSUs, including dividend units, multiplied by the closing price of the Company’s common shares on the TSX on December 31, 2019 of $34.73.
(3)	These options were exercised after December 31, 2019.

Norbord 2020 management proxy circular	46

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value of all incentive plan awards vested or earned for each NEO in 2019.

Name	Option-based Awards – Value Vested During the Year	Share-based Awards – Value Vested During the Year(1)	Non-equity Incentive Plan Compensation – Value Earned During the Year(2)
Peter Wijnbergen	$420,140	$548,962	–
President and CEO
Robin Lampard	$154,810	$385,571	–
Senior Vice President and CFO
Kevin Burke(3)	$63,810	$123,947	–
Senior Vice President, North American Operations
Alan McMeekin(4)	$115,570	$108,830	–
Senior Vice President, Europe
Mark Dubois-Phillips	$2,700	$54,843	–
Senior Vice President, Sales, Marketing & Logistics

(1)	The amounts in this column represent both DSUs and RSUs vested during the year and include dividends credited thereon in 2019. Mr. Wijnbergen, Ms. Lampard and Mr. McMeekin did not contribute to the DSU plan in 2019. Mr. Burke contributed 15% of his 2019 salary to DSUs. Mr. Dubois-Phillips contributed 10% of his 2018 AIP Bonus payable in 2019 and 10% of his 2019 salary to DSUs.

(2)	The amounts in this column comprise AIP bonuses. No bonuses were awarded for 2019 due to negative earnings.

(3)	The 2019 average foreign exchange rate used to convert Mr. Burke’s compensation from US dollars to Canadian dollars is US $1 = C $1.3269.

(4)	The 2019 average foreign exchange rate used to convert Mr. McMeekin’s compensation from Pound Sterling to Canadian dollars is £1 = C $1.6939.

Securities Authorized for Issuance Under Equity Compensation Plans
for the Financial Year Ended December 31, 2019

	Number of Securities to Be Issued upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	1,682,723(1)	$32.18	372,660(2)
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	1,682,723(1)	$32.18	372,660(2)

(1)	This amount represents approximately 2% of the Company’s outstanding common shares at December 31, 2019.
(2)	This amount represents approximately 0.5% of the Company’s outstanding common shares at December 31, 2019.

Norbord 2020 management proxy circular	47

Pension Plan Benefits

Defined Benefit Plan Table

The following table describes the value of DB pension plan arrangements for each NEO. Messrs. Burke, Dubois-Phillips and McMeekin do not participate in the DB pension plan.

		Annual Benefits Payable(1)
Name	Years of Credited Service at Dec. 31, 2019(2)	Accrued Lifetime Pension at Dec. 31, 2019	Projected Lifetime Pension at Retirement Date (Age 65)	Accrued Liability at Dec. 31, 2018	Total Compensatory Change(3)	Non- compensatory Change	Accrued Liability at Dec. 31, 2019
Peter Wijnbergen	33	$121,536	$151,803	$1,520,415	$41,262	$131,930	$1,693,607
President and CEO
Robin Lampard(4)	10	$40,547	$40,547	$476,894	–	$58,040	$534,934
Senior Vice President and CFO

(1)	Assumptions – Accrued Liabilities:
Discount Rate:
	RAP Accrued Liability	3.75% per annum as of December 31, 2018; 3.10% per annum as of December 31, 2019.
	PRP Accrued Liability	3.6% per annum as of December 31, 2018; 2.95% per annum as of December 31, 2019.
	Lump Sum Rate (RAP only):	3.25% per annum as of December 31, 2018; 2.50% per annum as of December 31, 2019.
	Increase in Pensionable Earnings:	3.00% per annum.
	General Wage Growth (increases in YMPE and CRA maximum pension):	2.50% per annum.
	Mortality Table:	95% of the rates of the Private Sector Canadian Pensioner Mortality Table (CPM2014Priv) with future improvements based on CPM-B project scale.
	Withdrawal Rates:	As of December 31, 2018, the age-related rates which are presented in the December 31, 2017 funding valuation report were used; withdrawal rates were increased by 0.04 as of December 31, 2019.
	Retirement Rates:	12.5% per year between age 55 and 64 and 100% at age 65 as of December 31, 2018. 8% per year between age 55 and 64; 35% per year between age 65 and 70; and 100% at age 71 as of December 31, 2019.
	Lump Sum Election Rate (RAP only):	50% on retirements and terminations.
	Lump Sum Mortality Table:	2014 Canadian Pensioner Mortality Table (CPM2014) combined with the mortality improvement scale CPM-B.

Assumptions – Estimated Annual Benefit:
	Projection of Earnings and YMPE:	For benefits accrued at Normal Retirement Date, we assumed members will continue to earn 2019 base earnings and 100% of target bonuses until retirement and that the YMPE will stay constant in the future at the 2020 amount of $58,700.
	CRA Maximum Pension:	2020 maximum pension of $3,092.22 per year of service projected using 2.50% per annum to pension commencement.
	Normal Retirement Date:	The later of age 65 and December 31, 2019.

(2)	These amounts represent years of credited service in the RAP.
(3)	These amounts represent additional pension accrual related to 2019 service, changes in earnings and plan changes for both the RAP and SERP.
(4)	Ms. Lampard ceased participating in the DB provisions of the RAP and commenced accruing under the DC provisions effective January 1, 2006. Her service in the DB plan is frozen at 10 years.

Norbord 2020 management proxy circular	48

Defined Contribution Plans Table

The following table shows the value of investments held by the NEOs participating in the Company’s DC pension plans. Since Mr. Burke participates in a 401(k) plan and Mr. McMeekin participates in a SIPP/ISA, the amounts contributed by the Company are not reflected below but are included in the summary compensation table under “All Other Compensation” on page 44 of this Circular.

Name	Accumulated Value at Dec. 31, 2018	Total Compensatory Change(1)	Accumulated Value at Dec. 31, 2019
Peter Wijnbergen(2)	$157,737	–	$182,251
President and CEO
Robin Lampard(3)	$871,075	$27,230	$1,023,464
Senior Vice President and CFO
Mark Dubois-Phillips	$27,188	$27,230	$75,420
Senior Vice President, Sales, Marketing & Logistics

(1)	These amounts represent employer contributions to the Company’s DC pension plans.

(2)	Mr. Wijnbergen participates in a flex component of the RAP on a voluntary basis within prescribed limits. Flex contributions are deposited in a separate DC account and enable participants to enhance their RAP DB on benefit retirement.

(3)	Ms. Lampard, as a member accruing benefits under the DC provisions of the RAP, is no longer eligible to contribute to the flex component of the RAP but has outstanding balances from her participation prior to 2006 that are included in the table.

Termination and Change of Control Provisions

There are no employment contracts between the Company and any of the NEOs that have change of control or termination provisions, other than the employment contract dated November 13, 2017, as amended, between the Company and Mr. Dubois-Phillips, which provides him with certain rights in the event of involuntary termination of employment.

The Company may terminate Mr. Dubois-Phillips’ employment without cause by providing him with the greater of (a) notice (or pay in lieu of notice), severance pay and continuation of benefit participation, in accordance with the minimum employment standards legislation in force in Ontario; or (b) a notice period equal to four weeks for every completed year of service, with a minimum notice period of 13 weeks and a maximum notice period of 78 weeks, made up of: (i) base salary in lieu of notice for the duration of the notice period; (ii) continued participation in all Company benefit plans (with the exception of long-term disability (LTD) and short-term disability (STD)) until a period ending 12 weeks following his receipt of notice of termination; and (iii)  LTD and STD benefits for the minimum period set out under the employment standards legislation in Ontario. The Company’s liability, in excess of amounts required under the minimum employment standards legislation, would be reduced by amounts earned by Mr. Dubois-Phillips in alternate employment.

Based on the foregoing provisions, Mr. Dubois-Phillips would have been entitled to $87,000 in the hypothetical event he was involuntarily terminated without cause on December 31, 2019.

Norbord 2020 management proxy circular	49

The following table provides a summary of the treatment, unless otherwise determined by the HR Committee, under each long-term incentive plan for different changes in employment status.

Long-term Incentive Plan	Retirement	Death	Resignation/Termination	Change of Control
Stock Options	Vested and unvested options continue for the term of the option.	Six months to exercise vested options.	If employment is terminated without cause, vested options expire 90 days after termination. If an optionholder resigns for any reason or is terminated for cause, all options immediately expire. Otherwise, vested and unvested options are forfeited.	The Board may in its discretion determine the manner in which all unexercised options granted under the SOP will be treated, including accelerating the vesting of options.
DSUs	Vested DSUs to be redeemed with timing of payment at participant’s election for non-US taxpayers.	Vested DSUs to be redeemed with timing of payment at beneficiary’s election for non-US taxpayers.	Vested DSUs and 50% of unvested DSUs to be redeemed with timing of payment at participant’s election for non-US taxpayers.	The Board may make reasonable and appropriate adjustments with respect to DSUs to preserve the intended benefits of the participants, in order to adjust for the effect of a change of control.
RSUs	The unvested RSUs continue to be governed by the plan.	The HR Committee will determine whether all unvested units will become fully vested or immediately expire and terminate.	Unvested RSUs immediately expire.	Unless otherwise determined by the HR Committee in the event of a sale of assets or other reorganization, the unvested RSUs will immediately expire and terminate.

Norbord 2020 management proxy circular	50

Section V – Director Compensation

Non-employee Director Compensation

The following section reflects compensation for all non-employee Directors. As Mr. Wijnbergen was an employee of the Company in 2019, he did not receive compensation for his role on the Board. See page 44 for Mr. Wijnbergen’s compensation as President and CEO.

The Corporate Governance and Nominating Committee is responsible for recommending compensation for the Company’s Directors. The Company’s objective is to ensure that Director compensation is market competitive; that it reflects the time, responsibilities and risks involved in serving on the Board of Directors; and that it aligns the interests of each Director with those of the Company’s shareholders and other stakeholders.

Non-employee Director compensation is comprised of Director fees and discretionary DSU awards. The Company does not have any pension or other retirement plans for its Directors. Directors are reimbursed for any travel expenses they incur while attending Board and committee meetings. The Committee reviews Director compensation every two years and analyzes general surveys of Director compensation practices every year.

Non-employee Director Fees

The Corporate Governance and Nominating Committee reviews Director fees every two years to ensure they remain market competitive. On February 4, 2020, the Committee reviewed the current fees and determined not to make any changes at that time. The Corporate Governance and Nominating Committee determined to review Director fees in 2021 prior to the next regularly scheduled bi-annual review.

Each Director who is not an employee of the Company is entitled to the following annual retainer fees:

Fee Type	Effective April 1, 2020
Board Chair retainer Annual retainer (Directors other than Chair) Audit Chair All other committee Chairs Executive Committee member	$165,000 $110,000 $15,000 $10,000 $5,000

As they represent the Company’s principal shareholder, Brookfield, the Board Chair retainer for Mr. Gordon and annual retainers for Mr. Cockwell and Ms. Pearson are paid directly to Brookfield. Effective January 1, 2020, Brookfield waived Mr. Gordon’s fees for acting as Chair of the Environmental, Health & Safety Committee and a member of the Executive Committee and Ms. Pearson’s fees for acting as Chair of the Human Resources Committee.

Norbord 2020 management proxy circular	51

Deferred Share Unit Plan for Non-employee Directors

The Company maintains a DSU plan for non-employee Directors that is designed to focus Directors on the long-term interests of the Company and growth in shareholder value. Under this plan, Directors of the Company who are not officers or employees of the Company or its affiliates may elect to take a percentage of their annual Director fees in the form of DSUs. Elections must be received by the Secretary of the Company in the fiscal year preceding the fiscal year in which such fees are paid. A Director who holds DSUs is credited with additional DSUs as and when cash dividends are paid on the Company’s common shares. DSUs are paid out in cash to Directors when they step down from the Board in accordance with the terms of the DSU plan.

The Company may at any time grant a discretionary award, payable in DSUs only, to an eligible Director, regardless of whether he or she has elected during the year of the grant to receive Director fees in DSUs. No discretionary DSUs were awarded in 2019.

Non-employee Director Compensation Table

The following table shows the amounts earned by non-employee Directors for the year ended December 31, 2019.

Name	Fees Earned Taken in Cash	Fees Earned Taken in DSUs	Total
Jack Cockwell(1)	$115,000	–	$115,000
Pierre Dupuis(2)	$130,000	–	$130,000
Paul Gagné	–	$110,000	$110,000
Peter Gordon(1)	$175,000	–	$175,000
Paul Houston	$62,500	$62,500	$125,000
Denise Nemchev	$44,000	$66,000	$110,000
Lori Pearson(1, 3)	$60,000	–	$60,000
Denis Turcotte(1, 3)	$60,000	–	$60,000
Total	$646,500	$238,500	$885,000

(1)	Messrs. Cockwell and Gordon and Ms. Pearson represent, and Mr. Turcotte represented, the Company’s principal shareholder, Brookfield, and as such their fees were paid directly to Brookfield.
(2)	Mr. Dupuis is not standing for re-election at the upcoming meeting.

(3)	Ms. Pearson was elected a Director and Mr. Turcotte ceased to be a Director on May 2, 2019.

Norbord 2020 management proxy circular	52

Non-employee Director Option-based and Share-based Awards

The Board ceased granting options to non-employee Directors in January 2003 and none of the non-employee Directors currently hold options. The following table provides information on all DSUs held by each non-employee Director that were outstanding on December 31, 2019.

	Share-based Awards
Name	Number of Shares or Units of Shares That Have Not Vested (RSUs)	Market or Payout Value of Share- based Awards That Have Not Vested (RSUs)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed (DSUs)(1)
Pierre Dupuis(2)	–	–	$1,350,789
Paul Gagné	–	–	$1,014,706
Paul Houston	–	–	$1,073,331
Denise Nemchev	–	–	$113,081
Denis Turcotte(2)	–	–	$282,216

(1)	Amounts in this column represent the number of DSUs (including dividends credited thereon) multiplied by the closing price of the Company’s common shares on the TSX on December 31, 2019 of $34.73.

(2)	Mr. Dupuis is not standing for re-election at the upcoming meeting. Mr. Turcotte ceased to be a Director on May 2, 2019.

Non-employee Director Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value of all DSUs vested or earned by non-employee Directors in 2019.

Name	Option-based Awards – Value Vested During the Year	Share-based Awards – Value Vested During the Year(1)	Non-equity IncentivePlan Compensation – Value Earned During the Year
Pierre Dupuis(2, 3)	–	$53,015	–
Paul Gagné	–	$146,747	–
Paul Houston	–	$102,877	–
Denise Nemchev	–	$68,591	–
Denis Turcotte(2, 3)	–	$11,076	–

(1)	Amounts in this column represent Director fees received as DSUs during 2019 valued as at the vesting date (including dividends credited thereon). DSUs granted to non-employee Directors vest immediately, although the non-employee Directors are not entitled to receive any payment in respect of the value of their DSUs until they cease to be Directors.

(2)	Amounts for Messrs. Dupuis and Turcotte represent dividends credited on DSUs in 2019.

(3)	Mr. Dupuis is not standing for re-election at the upcoming meeting. Mr. Turcotte ceased to be a Director on May 2, 2019.

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Non-employee Director Share Ownership

The Board requires each non-employee Director to own, directly or indirectly, common shares or DSUs equal in value to at least three times the 2019 annual Board retainer ($330,000), based on the acquisition cost of the common shares or DSUs held. New Directors have five years from the date of joining the Board to achieve the minimum share ownership guidelines. Directors are encouraged to accumulate the minimum share ownership in a systematic manner over the five-year accumulation period. All of the Directors exceed the share ownership guideline, except for Ms. Nemchev, who was elected in 2018 and has until 2023 to meet the share ownership guideline. Messrs. Cockwell and Gordon and Ms. Pearson represent the Company’s principal shareholder, Brookfield, and as such, their fees are directly paid to Brookfield and they are exempt from the share ownership guidelines. As discussed in greater detail under “Deferred Share Unit Plan for Non-employee Directors” on page 51, non-employee Directors may elect to take all or part of their annual Director fees in DSUs.

Acquisition Cost

The folloFwing table presents the total number of common shares and DSUs of the Company held by each non-employee Director as at December 31, 2019, and the acquisition cost of such common shares and DSUs.

Name	Director Since	Number of Common Shares	Acquisition Cost of Common Shares(1)	Number of DSUs	Acquisition Cost of DSUs(1)	Total Number of Common Shares and DSUs	Total Acquisition Cost of Common Shares and DSUs(1)	Total Acquisition Cost as a Multiple of 2019 Annual Board Retainer
Jack Cockwell(2)	1987	24,128	$457,035	–	–	24,128	$457,035	4.2x
Pierre Dupuis(3)	1995	1,096	$60,639	38,894	$881,089	39,990	$941,728	8.6x
Paul Gagné	2015	630	$9,658	29,217	$959,845	29,847	$969,503	8.8x
Peter Gordon(2)	2015	–	–	–	–	–	–	–
Paul Houston(4)	2015	42,507	$780,355	30,907	$960,177	73,414	$1,740,532	15.8x
Denise Nemchev(5)	2018	–	–	3,256	$119,896	3,256	$119,896	1.1x
Lori Pearson(2)	2019	–	–	–	–	–	–	–

(1)	The acquisition cost of the common shares is the market price paid by a Director upon the acquisition of common shares or the exercise price of common shares acquired through the exercise of stock options. The acquisition cost of a DSU is the cumulative value of a Director’s fees contributed to the DSU plan or other non-employee Director DSU amounts approved by the Board, and includes the dividends credited thereon.
(2)	Messrs. Cockwell and Gordon and Ms. Pearson represent the Company’s principal shareholder, Brookfield, and as such their fees are directly paid to Brookfield and they are exempt from the share ownership guideline.
(3)	Mr. Dupuis is not standing for re-election at the upcoming meeting.
(4)	Mr. Houston purchased an aggregate of 53,101 common shares in February/March 2020 at an acquisition cost of $2,240,966. As of March 9, 2020, Mr. Houston holds 95,608 common shares.
(5)	Ms. Nemchev has until May 2, 2023 to meet the share ownership guideline.

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Market Value

The following table presents the total number of common shares and DSUs held by each Director at December 31, 2019 and their market value.

Name	Director Since	Number of Common Shares	Market Value of Common Shares(1)	Number of DSUs	Market Value of DSUs(1)	Total Number of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(1)	Total Market Value as a Multiple of 2019 Annual Board Retainer
Jack Cockwell(2)	1987	24,128	$837,965	–	–	24,128	$837,965	7.6x
Pierre Dupuis(3)	1995	1,096	$38,064	38,894	$1,350,789	39,990	$1,388,853	12.6x
Paul Gagné	2015	630	$21,880	29,217	$1,014,706	29,847	$1,036,586	9.4x
Peter Gordon(2)	2015	–	–	–	–	–	–	–
Paul Houston(4)	2015	42,507	$1,475,921	30,907	$1,073,331	73,414	$2,549,252	23.2x
Denise Nemchev	2018	–	–	3,256	$113,081	3,256	$113,081	1.0x
Lori Pearson(2)	2012	–	–	–	–	–	–	–

(1)	Based on $34.73, the closing price of the Company’s common shares on the TSX on December 31, 2019.

(2)	Messrs. Cockwell and Gordon and Ms. Pearson represent the Company’s principal shareholder, Brookfield, and as such their fees are directly paid to Brookfield and they are exempt from the share ownership guideline.

(3)	Mr. Dupuis is not standing for re-election at the upcoming meeting.

(4)	Mr. Houston purchased an aggregate of 53,101 common shares in February/March 2020. As of March 9, 2020, Mr. Houston holds 95,608 common shares.

Indebtedness of Directors and Executive Officers

There is no outstanding indebtedness to the Company or any of its subsidiaries by any of its current or former Directors, executive officers or employees. The Company’s policy is not to make any loans to Directors, executive officers or employees.

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Section VI – Corporate Governance

Corporate Governance Practices

Norbord is committed to following sound corporate governance policies and practices to ensure that the interests of stakeholders, including shareholders, employees, creditors and the communities in which the Company operates are continuously maintained.

Role of Board of Directors

The Board of Directors is responsible for overseeing the management of Norbord’s affairs directly and through its committees. At all times, the Board intends to act in the best interests of Norbord.

Among its principal responsibilities, the Board:

•	Reviews and approves Norbord’s overall business strategy and its annual business plan;

•	Reviews the risks and alternatives in Norbord’s business to ensure that appropriate systems or plans are in place to manage these risks;

•	Reviews and approves strategic initiatives and capital investment plans to ensure that Norbord’s proposed actions are consistent with stakeholders’ reasonable objectives and expectations;

•	Appoints the CEO and approves the appointment of senior management;

•	Establishes a compensation plan for the CEO and approves the compensation of senior management;

•	Assesses management’s performance against approved business plans and key industry performance indicators;

•	Reviews succession and development plans for senior management;

•	Reviews and approves disclosure controls and procedures, internal controls over financial reporting, and compliance with the Code of Business Conduct intended to ensure integrity within Norbord;

•	Approves Norbord’s financial reports to shareholders;

•	Sets the Company’s dividend policy and approves dividend payments, when appropriate;

•	Ensures the effective operation of the Board and its committees;

•	Ensures policies and processes are in place to address key business issues of the Company, including financial, environment, health and safety, business conduct, pension management and communications; and

•	Approves significant and material issues. In addition to those matters that must, by law, be approved by the Board, Norbord’s Board also must approve:

•	Any capital disposition or expenditure in excess of $3 million and any cost overrun on any project in excess of $2 million;

•	Any new third-party loan agreement or guarantee for an amount in excess of $10 million;

•	Changes in senior management at the Company; and

•	Any other material agreement or arrangement that is not in the ordinary course of business of the Company.

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Role of Chair of the Board

The Chair is appointed by the Board of Directors. The Board has adopted the following written position description for the Chair of the Board:

1.	Manage the business of the Board and ensure that the functions identified in the terms of reference of the Board are being effectively carried out by the Board and its committees;

2.	Ensure that all Directors receive the information required for the proper performance of their duties;

3.	Ensure that the appropriate committee structure is in place, and recommend appointments to such committees;

4.	Lead in the annual review of Director and Board performance and make recommendations for changes when appropriate; and

5.	Work with the CEO and senior management to monitor progress on strategic planning, policy implementation and succession planning.

Role of Lead Director

As long as the Chair of the Board is not independent, the Board shall appoint a Lead Director at the first Board meeting held after the annual shareholders meeting. The Board has adopted the following written position description for the Lead Director:

1.	Provide leadership to ensure the Board works in an independent, cohesive fashion;

2.	Chair meetings of any independent committees of the Board;

3.	Act as liaison between the independent members of the Board and the Chair of the Board on sensitive issues;

4.	Chair the portion of regular Board meetings held without the non-independent Directors;

5.	Call meetings of the independent Directors when necessary and appropriate; and

6.	Perform such other duties as the Board may from time to time designate.

Meetings of the Board

The Board of Directors meets at least quarterly, with additional meetings scheduled when required. Board meetings are held at the Norbord corporate office in Toronto, with visits to operating locations from time to time. This gives the Directors an opportunity to improve their understanding of Norbord’s operations. The Board meeting agenda is set by the Chair, with input from the CEO and Chief Financial Officer.

Composition and Size of the Board

The Company’s articles provide that the Board shall have a minimum of eight and a maximum of 20 Directors. The Corporate Governance and Nominating Committee has examined the size of the Board and has concluded that nine is an appropriate number of Directors for the Company. The nominees for the Board of Directors comprise nine Directors, including five independent Directors and four non-independent Directors, three who are related to the Company’s principal shareholder, Brookfield, and one Director who is the current CEO. The Board considers that this combination leads to a constructive exchange of views in Board deliberations, resulting in objective, balanced and informed decision-making.

The Company’s Directors represent a diverse base of business skills and experiences to ensure effective oversight and reporting.

Independent Directors – Five of Nine

Paul Gagné

Paul Houston

Denise Nemchev

Marian Lawson

Colleen McMorrow

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Non-independent Directors – Four of Nine

Jack Cockwell Peter Gordon Lori Pearson Peter Wijnbergen	Director of Brookfield Managing Partner, Brookfield Managing Partner and Chief Operating Officer, Brookfield President and CEO, Norbord

The Board does not consider the four non-independent nominees to have any relationship that could reasonably be expected to interfere with the exercise of their independent judgement.

It is the policy and practice of the Board that all Board and committee meetings include a session without the non-independent Directors or management present. In the case of the Audit Committee, each meeting also includes a session with only the external auditors and the Committee and with only the internal auditor and the Committee.

Majority Voting

The Board requires any Director to immediately offer his or her resignation if he or she has not received at least a majority (50% + 1 vote) of the votes cast by shareholders at a meeting in favour of his or her election to the Board. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate within 90 days of the date of the relevant shareholders meeting. Any Director who tenders a resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or its committees at which the resignation is considered. The Board will accept the resignation absent exceptional circumstances. If the Board accepts the resignation, the resignation will be effective upon acceptance and the Board may:

(a)	leave such position vacant,

(b)	fill the vacancy by appointing a new Director who the Board considers will merit the confidence of the shareholders, or

(c)	call a special meeting of shareholders to fill the position.

The Company will promptly issue a press release upon the Directors making a decision on whether to accept or reject a resignation tendered pursuant to this policy, including the reasons for any rejection, and provide a copy to the TSX.

This majority voting policy does not apply where an election involves a proxy battle (a meeting at which the number of Directors nominated for election is greater than the number of seats available on the Board). A copy of this policy is available on the Company’s website at www.norbord.com.

Change in Personal Circumstances

A Director must offer his or her resignation to the Board if there has been a relevant change in his or her personal circumstances, or if he or she has not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12-month period. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as deemed advisable. In 2019, all Directors attended 100% of the regularly scheduled Board meetings.

Committees of the Board

Board committees assist in the effective functioning of the Company’s Board of Directors. The composition of the Board committees ensures that the views of independent Directors are effectively represented.

Norbord’s Board of Directors has four standing committees: the Audit Committee; the Corporate Governance and Nominating Committee; the Environmental, Health and Safety Committee; and the Human Resources Committee. It is the Board’s policy that each committee meets without management present for a portion of each of its meetings.

Special committees may be formed from time to time, as required, to review particular matters or transactions.

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In 2015, an Executive Committee of the Board of Directors, consisting of Messrs. Dupuis, Gordon (Chair) and Houston, was formed to monitor the progress of the Merger. The Committee continues to meet regularly to monitor the Company’s progress against its strategic objectives.

Full terms of reference for each of the standing committees are available on the Company’s website at www.norbord.com.

Role of Committee Chair

The chair of each committee of the Board is appointed by the Board at its first meeting held after the annual shareholders meeting. The Board of Directors has adopted the following written position description for all Board committee chairs:

1.	Ensure that the activities of the committee are consistent with the committee terms of reference;

2.	Ensure that the committee meets as many times as necessary to effectively carry out its duties and responsibilities;

3.	In cooperation with Norbord’s management team, as appropriate, review meeting agendas to ensure all required business is brought before the committee to enable the committee to carry out its duties and responsibilities;

4.	Report to the Board at the next Board meeting following any committee meeting or upon the signing of a written resolution approving a decision or recommendation of the committee;

5.	Provide leadership to enable the committee to act as an effective team in carrying out its duties and responsibilities; and

6.	Carry out any other appropriate duties and responsibilities as assigned by the Board or delegated to the committee.

Audit Committee

The Audit Committee, composed entirely of independent Directors within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, assists the Board in its oversight of the integrity of the financial and related information of the Company, including its financial statements, the internal controls and procedures for financial reporting, and the processes for monitoring compliance with legal and regulatory requirements, and reviews the independence, qualifications and performance of the external auditor of the Company. Its duties also include reviewing and monitoring the Company’s major financial risks and risk management policies, and approving quarterly and annual financial filings.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for the development and monitoring of the Company’s corporate governance practices, Disclosure Policy and Code of Business Conduct. Its duties include the identification and recommendation of potential nominees or appointees to the Board, and the assessment of the effectiveness of the Board, its size and composition, its committee structure, and the individual performance of its Directors. The Committee also recommends compensation for Directors.

In considering and seeking potential nominees to the Board, the Committee assesses the skills and expertise of its current Board to determine the complementary skills and experience that any potential candidates should possess. The Committee seeks candidates through recommendations sought from the current Board and Committee members and, when necessary, through recruitment firms. Once candidates have been identified, they are contacted to confirm their interest, credentials and availability to serve on the Board. Interviews of candidates are then conducted by members of the Committee and a recommendation is made to the Board.

Environmental, Health and Safety Committee

The mandate of the Environmental, Health and Safety Committee is to assist the Board in carrying out its responsibilities with respect to health, safety and environmental issues. The Committee reviews compliance with relevant Board resolutions and with the Company’s environmental and health and safety policies, and assesses the effectiveness of the Company’s environmental management processes and health and safety programs, including the review of internal audits of these processes and programs.

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Human Resources Committee

The Human Resources (HR) Committee approves the Company’s compensation and benefits policy, and monitors its implementation. It reviews management succession plans and considers appointments of senior management of the Company. The Committee annually assesses the performance of the CEO against agreed targets and recommends the CEO’s compensation to the Board. Together with the CEO, the Committee reviews the performance of senior management of the Company and makes compensation recommendations to the Board. The Human Resources Committee is responsible for overseeing the funding, investment management and administration of Norbord employee retirement plans. The HR Committee also reviews the CEO position description and the results of the “Say on Pay” Advisory vote resolution and any comments received thereon.

Board, Committee and Director Evaluation

The Board believes that a regular and formal evaluation process improves the performance of the Board as a whole, its committees and individual Directors. The Corporate Governance and Nominating Committee annually evaluates the Board to ensure that it is functioning effectively and in the best interests of shareholders. The evaluation includes a detailed questionnaire, completed by each Director, inviting comments and suggestions on areas for improvement. The Chair of the Board holds private interviews with each Director annually to discuss the operations of the Board and its committees and to provide any feedback on the individual’s contribution. The Chair reviews the results of the evaluation with the Corporate Governance and Nominating Committee and the Board.

These evaluations assess the Board in four specific areas:

•	Overall Board governance;

•	Managing management;

•	Strategy and corporate performance; and

•	Board effectiveness.

In 2019, this evaluation determined that the Board operated effectively.

In addition to the performance of the Board, the Corporate Governance and Nominating Committee annually evaluates the performance of each committee of the Board. These evaluations focus on each committee’s success in meeting its terms of reference as well as its overall effectiveness as a committee. In 2019, the Corporate Governance and Nominating Committee and each committee of the Board evaluated the Board committees’ performance as effective.

The Board has developed written position descriptions for the Chair of the Board, the Lead Director, the chair of each committee and the CEO (see pages 56, 58 and the “Role of President and CEO” section below).

The performance of individual Board members is also evaluated. Each Director receives a list of questions to address in completing a self-assessment. This review is conducted by the Chair of the Board and presented to the Corporate Governance and Nominating Committee for its consideration and as a basis for recommending the Directors to be nominated for election at the next annual meeting of shareholders.

As part of the Board, committee and individual Director evaluation processes, opportunities to improve are implemented as identified. In 2016, the Committee recommended that the Company restore gender diversity to the Board. Ms. Nemchev was nominated and elected a Director at the May 3, 2018 annual meeting of shareholders and Ms. Pearson was nominated and elected a Director at the May 2, 2019 annual meeting of shareholders, resulting in the Company having met its goal of two female Directors on its Board. Information regarding Board diversity can be found on page 62 of this Circular.

Norbord Management

The primary responsibility of management is to create long-term value in the Company based on an approved business strategy and action plan. The Board of Directors is responsible for ensuring that the performance of management is adequate and for bringing about any management change that will enable Norbord to perform satisfactorily. Norbord’s corporate governance principles are intended to encourage autonomy and effective decision-making by management while ensuring scrutiny by Norbord’s Board of Directors and its committees.

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Role of President and CEO

The President and CEO reports to, and is accountable to, the Board of Directors. The Board has adopted the following written description of the role of the President and CEO:

1.	Provide leadership of the Company and, subject to approved policies and direction by the Board, manage the operation, organization and administration of the Company;

2.	Present to the Board for approval a long-term vision for the Company together with strategies to achieve that vision, the risks and alternatives to these strategies, and specific steps and performance indicators that will enable the Board to evaluate progress on implementing such strategies;

3.	Propose to the Board for approval annual capital and operating plans that implement the Company’s strategies together with key financial and other performance goals for the Company’s activities, and report regularly to the Board on the progress against these goals;

4.	Act as the primary spokesperson for the Company to all its stakeholders;

5.	Present to the Board for approval annually an assessment of the Company’s management resources together with a succession plan that provides for the orderly succession of senior management, including the recruitment, training and development required;

6.	Recommend to the Board the appointment or termination of any officer of the Company other than the Chair;

7.	Develop and implement the systems and processes to support the policies established by the Board; and

8.	Set the direction for the Company’s approach to environment, social and governance.

Board Information

The information provided by Norbord management to the Board of Directors is critical to the Board’s effectiveness. In addition to reports presented to the Board at regular meetings, the Board is also informed on a timely basis by management of corporate developments and key decisions by management in pursuing Norbord’s strategic plan.

All Directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations and business of the Company. Directors are also free to consult with members of management whenever they so require, and to engage outside advisors with the Chair’s authorization.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for providing an orientation and education program for new Directors. Each new Director is provided with information outlining the role of the Board, committees and Directors. New Directors must spend one day at the head office of the Company for personal briefings by senior management on the Company’s strategic plan, the nature and operation of the business, major risks and other key business matters.

In March 2019, Ms. Nemchev and Ms. Pearson, and in December 2019, Ms. Lawson and Ms. McMorrow, attended a full-day orientation session with senior management at the Company’s head office. In addition, Ms. Nemchev and Ms. Pearson spent a full-day touring the Company’s Joanna, South Carolina mill in May 2019. In February 2020, Ms. Lawson and Ms. McMorrow also toured this mill.

Periodically, the Company organizes tours at one of its mill locations to provide the Directors with ongoing information on the Company’s operations. The Board is scheduled to visit the Company’s Inverness and Cowie, Scotland mill in June 2020 where they will tour the facilities and receive presentations from the management at each mill.

Director dinners, with select management present, are typically held before the regularly scheduled Board meetings for the first and third quarter. Presentations are often provided at these dinners and at Board meetings throughout the year on areas relevant to the Company’s business. Speakers on specialized industry topics are also periodically invited to provide Directors with current and detailed information on the markets for the Company’s products. Directors are advised on an ongoing basis of changes in applicable laws and regulations.

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Board Renewal

Director Recruitment

The Corporate Governance and Nominating Committee has the authority and responsibility to establish criteria for the selection of Directors, to retain search firms for the recruitment of Director nominees as necessary, to review and assess the competencies and skills of persons proposed for appointment or election to the Board, and to recommend to the Board the names of persons to be nominated for election as Directors at the annual meeting of shareholders or to be appointed to fill vacancies between annual meetings. The Corporate Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure highly skilled individuals are quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board (as set out in this Circular) to ensure that the Board has a diverse and appropriate mix of backgrounds, skills and perspectives necessary to promote sound governance and Board effectiveness.

Board and Committee Assessment

To ensure adequate Board renewal, the Corporate Governance and Nominating Committee conducts annual Director, Board and committee assessments. These assessments include an evaluation of the tenure and performance of individual Directors and a review of the composition and effectiveness of the Board and its committees. Further detail on the annual assessments can be found on page 59, “Board, Committee and Director Evaluation.”

The Corporate Governance and Nominating Committee also conducts an annual skills matrix survey to ensure the Board possesses the requisite experience, expertise, and business and operational insight for the effective stewardship of the Company. The results of the Board skills matrix survey can be found on page 22, “Areas of Expertise.”

The results of this annual evaluation and survey are reported to the Board together with the recommendations from the Corporate Governance and Nominating Committee for any changes to the composition of the Board.

Director Tenure

The Company does not currently have a mandatory retirement age for Directors, nor has it adopted term limits. The Board’s view is that these mechanisms are arbitrary, overly prescriptive and that its shareholders are best served by a balance between long-standing Directors who have developed in-depth knowledge about the Company and the need for renewal and fresh perspectives. Further, the Board does not consider a long tenure to be a detriment to the Company or that it would prevent a Director from acting independently of management. The Corporate Governance and Nominating Committee reviews the composition of the Board on an annual basis, in relation to approved Director criteria and skill requirements, and recommends changes, as appropriate, to renew the Board.

If all the Director nominees are elected at the meeting, the Board’s average tenure will be six years. The Board’s tenure profile is as follows:

Board Tenure	Number of Board Members
0 – 4 years 5 – 10 years 11 – 20 years > 20 years	4 4 0 1

 Diversity

In October 2019, the Corporate Governance and Nominating Committee reviewed the Company’s Board Diversity Policy with respect to recent changes to the Canada Business Corporations Act, which came into effect on January 1, 2020. These changes related to the inclusion of women, visible minorities, Indigenous peoples and people with disabilities in the recruitment process. After consideration, the Committee recommended and the Board approved changes to the Board Diversity Policy to include these four designated groups in the Director identification and selection process. The revised policy appears under the heading “Board Diversity Policy” below.

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There are four female nominees for election as Directors at the 2020 annual meeting of shareholders. This represents 44% of the nine candidates. None of the Directors have self-identified as being visible minorities, Indigenous peoples or people with disabilities. Other than the goal of having two female Directors on its Board, the Company has not adopted any targets with respect to the above categories for the Board, given its practice to make Board appointments on the basis of merit and having due regard for the benefits of diversity on the Board, including with respect to gender, visible minorities, Indigenous peoples and people with disabilities. The Board considers the effectiveness of the Company’s Board Diversity Policy as part of its regular and formal evaluation process to improve the performance of the Board as a whole.

Ms. Nemchev was nominated and elected a Director at the May 3, 2018 annual meeting of shareholders and Ms. Pearson was nominated and elected a Director at the May 2, 2019 annual meeting of shareholders, resulting in the Company having met its goal of two female Directors on its Board, representing 25% of Directors.

In 2019, upon notification of Mr. Dupuis’s intention to retire from the Board at the upcoming annual meeting of shareholders, the Corporate Governance and Nominating Committee identified and interviewed several candidates from its “evergreen” list and as a result, two are being nominated for election as Directors of the Company. The biographies for Ms. Lawson and Ms. McMorrow can be found on pages 16 and 17 of this Circular. If elected at the 2020 annual meeting of shareholders, there will be four female Directors on the Board and the Company will have exceeded its goal of electing two female Directors. In addition, the Company will have achieved a Board with a majority of independent Directors.

As at December 31, 2019, one woman (10% of executives) held an executive officer position. No executive officers self-identified as a visible minority, as an Indigenous person or as having a disability. The Company has not adopted any targets for executive officers with respect to gender, visible minorities, Indigenous peoples and people with disabilities. Instead, the Company’s policy is to recruit executives from the broadest possible talent pool based on merit and giving due regard to the reflection of such diversity in the pool of candidates.

As at December 31, 2019, nine women (16% of senior positions) held positions at a senior level, including the Vice President, Finance; General Counsel & Corporate Secretary; Director, Corporate Affairs; Director, Taxation; Director, Operations Services; Director, Human Resources; Director, Norbord Technology Centre; and Director, Procurement. This is in line with the Company’s total employee base, of which 10% are women.

Board Diversity Policy

Norbord is committed to diversity on the Board of Directors. It is Norbord’s policy to foster an environment that respects people’s dignity, ideas and beliefs, thereby ensuring equity and diversity.

Diversity at Norbord includes characteristics such as religion, race, ethnicity, language, gender, sexual orientation, disability, age or any other area of potential differentiation. The following considerations will be taken into account by the Corporate Governance and Nominating Committee when identifying candidates to recommend for appointment/election to the Board:

•	Board appointments will be based on merit and will consider only those candidates who are highly qualified based on their experience, functional expertise, and personal skills and qualities, having due regard for the benefits of diversity on the Board, so that each nominee possesses the necessary requirements to serve effectively as a Director.

•	In the Director identification and selection process, diversity on the Board, including with respect to gender, visible minorities, Indigenous peoples and people with disabilities, will be considered as part of succession planning and in adding new members to the Board.

•	The Board has a gender diversity target of ensuring that at least two of its Directors are women.

The Corporate Governance and Nominating Committee annually reviews and assesses progress against the Board Diversity Policy and reports to the Board thereon.

The Corporate Governance and Nominating Committee may engage outside consultants to assist in the search for qualified candidates to help meet the Board’s skill and diversity objectives.

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Diversity in Executive Officer Positions

Norbord is committed to a hiring process that is fair, objective, equitable, non-discriminatory and in compliance with all applicable legislation and good governance. Hiring is done on the principle of merit, and is guided by values that support diversity, respect, integrity and accountability. The Company’s Recruitment Policy is designed to:

•	Hire the best qualified individual for the position.

•	Ensure a hire is fair and based on merit and cultural fit within the organization in order to maximize the candidate’s success in the organization.

•	Ensure that compensation is commensurate with experience, reflects market value of the position and internal equity within the organization, and focuses on long-term value creation.

While the Company has not adopted targets with respect to gender, visible minorities, Indigenous peoples and people with disabilities in executive officer positions, given its practice to recruit executives from the broadest possible talent pool based on merit, the recruitment process for all positions across the Company gives due regard to the reflection of such diversity in the pool of candidates.

Management Remuneration

Norbord’s remuneration policies are intended to provide a direct link between competitive industry compensation and Company and individual performance. Bonus compensation is reviewed annually by the CEO and the Human Resources Committee and approved by the Board of Directors. Periodic reviews of compensation practices are carried out to ensure that management is fairly rewarded based on performance.

Communications Policy

Norbord keeps shareholders informed of its activities and progress through a comprehensive annual report, quarterly reports and news releases. A regularly updated website (www.norbord.com) provides additional information about the Company, including statutory filings and supplemental information provided to financial analysts and investors.

Directors and management meet with Norbord shareholders at the annual meeting, held in Toronto, and are available to respond to shareholder questions.

Norbord’s investor relations program seeks to ensure that investors’ inquiries are responded to in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss Norbord’s performance. Norbord also endeavours to ensure that news media are kept apprised of developments as they occur. All Norbord communications are carried out in accordance with the Company’s Disclosure Policy, which is posted on Norbord’s website at www.norbord.com. This ensures fairness, accuracy and timeliness in reporting material information that is likely to affect the price of Norbord’s publicly-traded securities.

Code of Business Conduct

The Board of Directors has adopted a written Code of Business Conduct (the Code) prescribing the minimum moral and ethical standards of conduct required of all Directors, officers and employees of the Company and its wholly-owned subsidiaries. A copy of the Code is available on the Company’s website at www.norbord.com.

The Corporate Governance and Nominating Committee is charged with reviewing the Code on an annual basis and recommending proposed changes to the Board for approval. In 2015, the Code was revised to include the Company’s enhanced anti-bribery and anti-corruption policies and emphasizes the Company’s commitment to conducting business in compliance with all applicable anti-bribery and anti-corruption laws and practices.

The Company provides, on an annual basis, a copy of the Code to all employees, requiring them to sign an acknowledgment that they have received, read and understand the contents of the Code and agree to adhere to the same.

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All employees are required to disclose in writing to their supervisors all activities, investments or businesses that might create an actual or potential conflict of interest with their duties to the Company. Directors are required to consult with the Chair of the Board with respect to potential conflicts and abstain from voting when such matters are before the Board for approval.

All violations of law or of the Code must be reported. The Company has implemented an ethics reporting system allowing Directors, officers and employees to report, in confidence, a violation of law or of the Code to the Chair of the Audit Committee through Norbord’s ethics reporting system, ClearView Connects, which can be accessed from the Company’s website at www.norbord.com. The Chair of the Audit Committee provides the Board with a quarterly report on matters brought to the Chair’s attention.

Anti-hedging and Anti-monetization Policy

On January 29, 2014, the Company adopted an anti-hedging and anti-monetization policy. Under that policy, no Director or member of senior management (including the NEOs) may, directly or indirectly, engage in any kind of hedging transaction that could reduce or limit the Director’s or senior management’s economic risk with respect to the Director’s or senior management’s holdings, ownership or interest in common shares or other securities of the Company, including, without limitation, outstanding stock options, deferred share units, restricted stock units or other compensation awards, the value of which are derived from, referenced to or based on the value or market price of common shares in the capital of the Company or other securities of the Company.

Board of Directors’ Approval

The contents and delivery of this Circular have been approved by the Board of Directors of the Company.

/s/ Tracy Connelly McGilley

TRACY CONNELLY MCGILLEY

General Counsel & Corporate Secretary

Toronto, Ontario

March 9, 2020

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Appendix A
Board of Directors – Terms of Reference

Role of Board

The role of the Board of Directors is to supervise the business and affairs of the Company, which are conducted by its officers and employees under the direction of the Chief Executive Officer (CEO), to enhance the long-term value of the Company. The Board is elected by the shareholders to oversee management to ensure that the best interests of the Company as a responsible corporate citizen are advanced in a manner that recognizes the concerns of stakeholders in the Company, including its shareholders, creditors, employees, suppliers, customers and the communities in which it operates.

Authority and Responsibilities

The Board of Directors meets regularly to review reports by management on the performance of the Company. In addition to the general supervision of management, the Board, directly or through its committees, performs the following functions:

1. Strategic Planning – overseeing the strategic planning process within the Company and reviewing, approving, on at least an annual basis, and monitoring the strategic plan for the Company, including fundamental financial and business strategies and objectives;

2. Risk Assessment – assessing the major risks facing the Company and reviewing and monitoring appropriate systems to manage those risks;

3. CEO – developing a position description for the CEO, including the corporate objectives that the CEO is responsible for meeting, and selecting, evaluating and compensating the CEO;

4. Senior Management – overseeing the selection, evaluation and compensation of senior management, and monitoring succession planning;

5. Communication – reviewing and monitoring communications by and to the Company, including its disclosure policy and a system for receiving feedback from stakeholders in the Company;

6. Maintaining Integrity – reviewing and monitoring the controls and procedures within the Company to maintain a culture of integrity, including its internal controls and procedures for financial reporting and compliance with its Code of Business Conduct; and

7. Corporate Governance – reviewing and maintaining the corporate governance principles and guidelines of the Company.

In addition to those matters that must, by law, be approved by the Board, specific Board approval must be obtained for:

1. Any capital disposition or expenditure in excess of $3 million and any cost overrun on any project in excess of $2 million;

2. Any new third-party loan agreement or guarantee for an amount in excess of $10 million;

3. Changes in senior management at the Company; and

4. Any other material agreement or arrangement that is not in the ordinary course of business of the Company.

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Composition and Procedures

1.	Size of Board and Selection Process – The Directors of the Company are elected each year by the shareholders at the annual meeting of shareholders. The Corporate Governance and Nominating Committee proposes to the full Board the nominees for election to the Board, and the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Canada Business Corporations Act or at the annual meeting. The Board also determines the number of Directors on the Board, subject to a minimum of eight and a maximum of 20. Between annual meetings, the Board may appoint Directors to serve until the next annual meeting.

2.	Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Company. They should possess skills and competencies in areas that are relevant to the Company’s activities. A majority of the Directors will be “independent” Directors within the meaning of section 1.4 of National Instrument 52-110.

3.	Election of Directors – The Board requires any Director to offer his or her resignation if he or she has not received at least 50% of the votes cast at the annual meeting of shareholders in favour of his or her election to the Board. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate. If the Board accepts the resignation, the Board may:

(a) leave such position vacant,

(b) fill the vacancy by appointing a new Director who the Board believes will merit the confidence of the shareholders, or

(c) call a special meeting of shareholders to fill the position.

This majority voting policy does not apply where an election involves a proxy battle.

4.	Share Ownership – The Board requires each Director to own, directly or indirectly, common shares or deferred share units equal in value to at least three times the annual Director retainer fee based on the acquisition cost of the common shares or deferred share units. New Directors will have five years from the date of joining the Board to achieve this minimum share ownership guideline.

5.	Change in Personal Circumstances – The Board requires any Director to offer his or her resignation if there has been a relevant change in his or her personal circumstances, or if he or she has not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12-month period. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate.

6.	Orientation and Continuing Education – The Corporate Governance and Nominating Committee is responsible for overseeing the orientation and continuing education programs for new and existing Directors. The CEO and the Chief Financial Officer are responsible for providing an orientation and education program for new Directors. Each new Director must, within three months of becoming a Director, spend one day at the head office of the Company for personal briefings by senior management on the Company’s strategic plan, major risks and other key business matters. The Directors are provided with information on an ongoing basis relating to the operations of the Company and changes in applicable law, and they tour the different facilities of the Company.

7.	Meetings – The Board has at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the CEO will discuss with the Chair of the Board agenda items for the meeting. Quorum for meetings will be a majority of the Board members. Notice of meetings of the Board shall be given not less than 48 hours before the time when the meeting is to be held. Materials for each meeting are distributed to the Directors in advance and Directors are expected to review such materials prior to the meeting. At the conclusion of each Board meeting, the independent Directors meet without the non-independent Directors or management present.

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8.	Committees – The Board has established the following standing committees to assist the Board in discharging its responsibilities: Audit Committee; Corporate Governance and Nominating Committee; Environmental, Health and Safety Committee; and Human Resources Committee. Special committees are established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of the committee. The terms of reference of the Board and each standing committee are reviewed annually by the Board. Committee chairs and members are appointed annually following the annual meeting of shareholders.

9.	Evaluation – The Corporate Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors. Each standing committee also conducts an evaluation of its performance and terms of reference, and reports the results to the Board for its consideration.

10.	Compensation – The Corporate Governance and Nominating Committee recommends to the Board the compensation for non-management Directors. In reviewing the adequacy and form of compensation and benefits, the Committee seeks to ensure that the compensation reflects the responsibilities and risks involved in being a Director of the Company, and seeks to align the interests of the Directors with the best interests of the shareholders and bondholders.

11.	Access to Independent Advisors – The Board and any committee may at any time retain outside financial, legal and/or other advisors at the expense of the Company. Any Director may, subject to the approval of the Chair of the Board, retain an independent advisor at the expense of the Company.

12.	Feedback from Stakeholders – The CEO will ensure that the Board is kept apprised of noteworthy stakeholder feedback and, where the Board deems it appropriate, a member of the Board may respond directly to stakeholders in this regard.